Exhibit 99.1

知乎
Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 2390



2023
INTERIM REPORT

CONTENT

2   Corporate Information

4   Key Highlights

6   Business Review and Outlook

10   Management Discussion and Analysis

17   Corporate Governance

22   Other Information

32   Report on Review of Interim Financial Information

33   Unaudited Condensed Consolidated Financial Statements and Notes

93   Definitions

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Mr. Yuan Zhou (周源)
  (Chairman and Chief Executive Officer)
Mr. Dahai Li (李大海)
Mr. Henry Dachuan Sha (沙大川)

NON-EXECUTIVE DIRECTORS

Mr. Zhaohui Li (李朝暉)
Mr. Dingjia Chen (陳定佳)
  (resigned with effect from March 7, 2023)
Mr. Bing Yu (于冰)
  (appointed with effect from March 7, 2023)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹)
Mr. Derek Chen

AUDIT COMMITTEE

Mr. Hanhui Sam Sun (孫含暉) *(Chairman)*
Ms. Hope Ni (倪虹)
Mr. Derek Chen

COMPENSATION COMMITTEE

Mr. Yuan Zhou (周源)
Mr. Hanhui Sam Sun (孫含暉) *(Chairman)*
Ms. Hope Ni (倪虹)

NOMINATION COMMITTEE[1]

Mr. Yuan Zhou (周源)
Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹) *(Chairwoman)*
Mr. Derek Chen

CORPORATE GOVERNANCE COMMITTEE[1]

Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹)
Mr. Derek Chen *(Chairman)*

COMPANY SECRETARY

Ms. Yee Wa Lau (劉綺華)

AUTHORISED REPRESENTATIVES

Mr. Henry Dachuan Sha (沙大川)
Ms. Yee Wa Lau (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

No. 18 Xueqing Road
Haidian District, Beijing
The People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISORS

As to Hong Kong law
Davis Polk & Wardwell
10th Floor, The Hong Kong Club Building
3A Chater Road
Central
Hong Kong

As to U.S. law
Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

As to Cayman Islands law
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

As to PRC law
Commerce & Finance Law Offices
12-14th Floor, China World Office 2
No. 1 Jianguomenwai Avenue
Beijing
PRC

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
27/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shop 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

PRINCIPAL BANKS

Ping An Bank, Beijing Dongzhimen branch
A-C, 6/F, Dongfang Yinzuo Office Building
48 Dongzhimenwai Street
Dongcheng District, Beijing
The People's Republic of China

Citic Bank, Beijing Dongdaqiao branch
18 Gongti East Road
Chaoyang District, Beijing
The People's Republic of China

STOCK CODE

HKEX: 2390
NYSE: ZH

COMPANY WEBSITE

ir.zhihu.com

Note:

Reference is made to the announcement of the Company dated May 24, 2023. The Nominating and Corporate Governance Committee of the Company was split into a Nomination Committee and a Corporate Governance Committee with separate functions and responsibilities under separate charters, with effect from May 24, 2023. The Nomination Committee comprises Mr. Yuan Zhou, Ms. Hope Ni, Mr. Hanhui Sam Sun, and Mr. Derek Chen, with Ms. Hope Ni as the chairperson of the Nomination Committee. The Corporate Governance Committee comprises Ms. Hope Ni, Mr. Hanhui Sam Sun and Mr. Derek Chen, with Mr. Derek Chen as the chairperson of the Corporate Governance Committee.

KEY HIGHLIGHTS

	For the Six Months Ended June 30,		
	2023	2022	Change (%)
	(Unaudited)	(Unaudited)	
	(RMB in thousands, except percentages)		
Total revenues	**2,038,429**	1,579,243	29.1%
Gross profit	**1,074,297**	735,145	46.1%
Loss from operations	**(543,964)**	(1,108,844)	(50.9)%
Net loss	**(458,038)**	(1,101,304)	(58.4)%
Non-GAAP financial measures:			
Adjusted loss from operations	**(426,744)**	(817,540)	(47.8)%
Adjusted net loss	**(342,487)**	(811,200)	(57.8)%

	For the Six Months Ended June 30,		
	2023	2022	Change (%)
	(in millions)		
Average monthly active users (MAUs)[1]	**105.9**	103.7	2.1%
Average monthly subscribing members[2]	**14.4**	7.7	88.1%

Notes:

(1)   MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

(2)   Monthly subscribing members refers to the number of our *Yan Selection (鹽選)* members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

KEY HIGHLIGHTS

NON-GAAP FINANCIAL MEASURES

In evaluating its business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company's management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as it helps the Company's management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measure presented by other companies. The use of the non-GAAP measures have limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

The following tables set forth the unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the Six Months Ended June 30,	
	2023	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Loss from operations	**(543,964)**	(1,108,844)
Add:		
Shared-based compensation expenses	**108,365**	286,504
Amortization of intangible assets resulting from business acquisition	**8,855**	4,800
Adjusted loss from operations	**(426,744)**	(817,540)
Net loss	**(458,038)**	(1,101,304)
Add:		
Shared-based compensation expenses	**108,365**	286,504
Amortization of intangible assets resulting from business acquisition	**8,855**	4,800
Tax effects on non-GAAP adjustments	**(1,669)**	(1,200)
Adjusted net loss	**(342,487)**	(811,200)

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

In the first half of 2023, we are delighted to have achieved inspiring operational and financial results with solid revenue growth, improved gross margin, and narrowed net losses. Our community ecosystem continues to serve as the bedrock of our business and key to our long-term success along our journey in the pursuit of monetization efficiency. Guided by our "Community Ecosystem Comes First" strategy, we continued to foster our community culture by encouraging the creation of fulfilling content, refining the experience of our users and content creators, and upgrading our technology infrastructure. All these efforts contributed to boosting the vitality and prosperity of our community ecosystem, driving our average MAUs to 109.4 million in the second quarter of 2023, up from 105.9 million in the second quarter of 2022.

Around the flourishing community culture of Zhihu, our multi-channel, content-centric business model delivered solid financial performance, highlighted by a 29.1% year-over-year growth in total revenues to RMB2,038.4 million and a significantly narrowed net loss by 58.4% year-over-year in the first half of 2023. In particular, our paid membership growth momentum remained strong with an increase in revenue by 83.4% year-over-year to RMB903.9 million in the first half of 2023. Vocational training further increased its contribution to our total revenues, from RMB85.7 million in the first half of 2022 to RMB251.5 million in the first half of 2023. Meanwhile, we have been focusing on improving our operating efficiency, expanding gross margin, and narrowing net losses. Though we prioritized our newly initiated investments in the research and development of the latest technologies, particularly the generative AI technology, our net loss was significantly narrowed from RMB1.1 billion in the first half of 2022 to RMB458.0 million in the same period of 2023.

Our Progress in AI

During the first half of 2023, we continued to advance our technological development through both internal initiatives and collaboration with other external groups, highlighted by the explorations on generative AI, as we firmly believe the recent development in AI technology unleashed significant opportunities to Zhihu to better serve users and beyond. In April 2023, we have launched our first Large Language Model, *Zhihaitu AI (知海圖 AI)* with tens of billions of parameters. Currently, we are accelerating our progress in integrating AI technology across various application scenarios throughout our ecosystem. Our goal is to enhance the efficacy of content recommendations, improve the efficiency of the search function, and empower content creation to enrich our content pool. AI will allow our users to find their desired contents more efficiently, accelerate their readings in a more enjoyable way, assist content creators to generate more high-quality contents and stimulate more engagements on their creations.

Leveraging the abundant data and contents accumulated in our community, we are exploring more potential application scenarios in our community to better support our content creators, refine our content quality, and boost our monetization efficiency. With our preliminary yet promising progress in AI, we remain optimistic about unlocking the potential of generative AI technology to better serve our community ecosystem.

BUSINESS REVIEW AND OUTLOOK

Zhihu Content

In the first half of 2023, we continued to broaden our content coverage and optimize our content composition and formats to better satisfy users' evolving needs. To that end, while deepening penetration in our cornerstone verticals, such as inspiring content creators to engage in more in-depth contents generated by professional users and other forms of content creation, we expanded our content library to cover more lifestyle and consumption scenarios. In addition, we have significantly upgraded the functional tools for content creators to produce short-form content to capture the evolving users' demand for reading in fragmented time. Meanwhile, we also leverage a technology-driven approach to optimize the operation of our fulfilling content and follow up to reassess such content. As of June 30, 2023, we had 711.3 million cumulative pieces of content covering over 1,000 verticals.

Our ongoing efforts to expand our premium content offerings unlock the commercialization potential and to benefit wider audience. In May 2023, we officially launched *Yanyan Story (鹽言故事)*, an app dedicated to boutique short-form stories for subscribing members who prefer a dedicated and immersive reading experience. We are also diligently expanding other premium content offerings to satisfy the demand of our growing subscribing members, which effectively contributed to the rapid growth in paid membership revenue.

Zhihu Users

Our content continued to enable us to expand our diverse user base in a high-quality manner, driving the average MAUs in the second quarter of 2023 to 109.4 million. We integrate our "Community Ecosystem Comes First" strategy with all aspects of our operations, including our brand promotion and user growth efforts. Our high-quality content and strong brand have enabled us to effectively expand our user base, while maintaining high user engagement and loyalty.

We have a young and diverse user base. As of June 30, 2023, approximately 76% of our active users were under 30, and female users accounted for 58.4% of our total number of active users in June 2023. In our decade-long journey as an online content community, we are pleased to have served a group we label as new-generation professionals: young professionals having professional expertise in specific fields. Many of them have joined Zhihu community during their education journeys and become our long-term users and, simultaneously, high-quality content creators. Our commitment remains strong in serving their demands for content, inspiring their professional content creation and catering to their consumption needs.

BUSINESS REVIEW AND OUTLOOK

Content Creators

Our community culture has inspired our users to contribute and become content creators. We have strived to discover, develop, and empower them to generate content and encourage content diversity, enabling content creators to realize their potential.

We continued to support the different needs of content creators at different stages. In addition, we provide ongoing support and guidance to content creators to increase the frequency of content creation, including rewarding them financially from their creative works through various channels. For example, our upgraded *Haiyan Plan 5.0 (海鹽計劃 5.0)* will center around the new-generation professionals, motivating them with highly efficient tools to realize their monetization potentials. In April 2023, we upgraded our professional creator identification recognition function to indicate verified professional identity of our content creators. We are glad to find out that the introduction of the function has brought a large amount of additional contents generated by professional users that are trustworthy and reliable and effectively enhanced their community engagement. As of June 30, 2023, Zhihu had 66.6 million cumulative content creators, increasing by 12.8% year-over-year from 59.1 million.

Monetization

Our total revenues were RMB2.0 billion in the first half of 2023, representing a growth of 29.1% from RMB1.6 billion for the same period of 2022. The growth underscores our effective development of monetization channels aligned with our "Community Ecosystem Comes First" strategy and the community culture that we hold dear. Our content-centric monetization channels currently include marketing services, paid membership, vocational training, and other services such as sales of our private label products and book series. Among these channels, paid membership and vocational training have brought resilient and diverse growth engines, and the growth in our professionally generated content under our motivation have been fueling the growth of such businesses.

At the beginning of 2023, we optimized our organizational structure by synchronizing our advertising and content-commerce solutions services as an integrated "marketing services" business, offering our merchants and brands more effective and comprehensive marketing solutions. We are continuing to enhance the effectiveness of our marketing services based on more accurate distribution to users powered by technology with more diverse advertising products. For our paid membership, we are pleased to record an 83.4% increase in revenues and an 88.1% increase in the number of subscribing members in first half of 2023 compared to the same period of 2022, attributable to the expansion of our premium content library and its popularity among the Zhihu users. Our incentive programs for content creators also contribute to the attractiveness of our premium content, in turn fostering the revenue growth of this business line. Our vocational training services, which generated RMB251.5 million revenue in the first half of 2023 representing a 193.6% year-over-year increase, presented a comprehensive product mix covering a wide range of vocational training demands. This business serves as another robust growth engine, particularly resonating with new-generation professionals who typically desire for self-development and excellence. We are also dedicated to spanning digitalization to all our services to revitalize our operating efficiency. For a detailed discussion of our results, see "Management Discussion and Analysis."

BUSINESS REVIEW AND OUTLOOK

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the Latest Practicable Date.

BUSINESS OUTLOOK

Looking ahead to the second half of 2023, we will strategically dedicate our resources on development and monetization of generative AI technology. With a focus on professional users and content creators, we will motivate their engagements in our community to enhance our community culture and high-quality content creation. We are still facing challenges from the uncertainty of the macroeconomy and the increasing competition in China's internet industry. By diversifying our monetization model into paid membership and vocational training business, our revenue growth will be more resilient and sustainable. We will further expand discussions and search scenarios in the Zhihu community as we respond to the evolving needs, thereby better serving both users and clients. The empowerment of generative AI technology is expected to support the well-rounded growth of our business and enhance the efficiency of our various business lines. We are also focusing on refining our operating efficiency to expand our margins while achieving the healthy and sustainable business growth.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2023	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Revenues:		
Marketing services	**804,877**	922,155
Paid membership	**903,867**	492,838
Vocational training	**251,518**	85,671
Others	**78,167**	78,579
Total revenues	**2,038,429**	1,579,243
Cost of revenues	**(964,132)**	(844,098)
Gross profit	**1,074,297**	735,145
Selling and marketing expenses	**(986,158)**	(1,038,960)
Research and development expenses	**(419,205)**	(390,107)
General and administrative expenses	**(212,898)**	(414,922)
Total operating expenses	**(1,618,261)**	(1,843,989)
Loss from operations	**(543,964)**	(1,108,844)
Other income/(expenses):		
Investment income	**17,799**	41,320
Interest income	**79,480**	19,835
Fair value change of financial instruments	**(12,598)**	(92,744)
Exchange gains	**1,427**	44,971
Others, net	**6,977**	2,931
Loss before income tax expense	**(450,879)**	(1,092,531)
Income tax expense	**(7,159)**	(8,773)
Net loss	**(458,038)**	(1,101,304)
Net income attributable to noncontrolling interests	**(3,158)**	—
Net loss attributable to Zhihu Inc.'s shareholders	**(461,196)**	(1,101,304)

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2023	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Other comprehensive income:		
Foreign currency translation adjustments	**94,436**	160,977
Total other comprehensive income	**94,436**	160,977
Total comprehensive loss	**(363,602)**	(940,327)
Net income attributable to noncontrolling interests	**(3,158)**	–
Comprehensive loss attributable to Zhihu Inc.'s shareholders	**(366,760)**	(940,327)

REVENUES

Our total revenues were RMB2.0 billion for the six months ended June 30, 2023, representing a growth of 29.1% from RMB1.6 billion for the same period of 2022. The increase was primarily driven by the expansion of our user base, as well as our diversified revenue sources under our content ecosystem. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2023 and 2022, respectively.

	For the Six Months Ended June 30,			
	2023		2022	
	RMB	**%**	RMB	%
	(Unaudited)		(Unaudited)	
	(in thousands, except percentages)			
Revenues				
Marketing services[1]	**804,877**	**39.5**	922,155	58.4
Paid membership	**903,867**	**44.3**	492,838	31.2
Vocational training	**251,518**	**12.3**	85,671	5.4
Others	**78,167**	**3.9**	78,579	5.0
Total	**2,038,429**	**100.0**	1,579,243	100.0

Note:

(1)   Starting with the first quarter of 2023, we report revenues generated from advertising and content-commerce solutions collectively as "marketing services revenue" to better present our business and results of operation in line with our overall strategies. Revenues for the applicable comparison periods of 2022 have been retrospectively re-classified.

MANAGEMENT DISCUSSION AND ANALYSIS

Marketing services revenue was RMB804.9 million for the six months ended June 30, 2023, compared with RMB922.2 million for the same period of 2022. The decrease was primarily due to the soft macro environment and our ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB903.9 million for the six months ended June 30, 2023, representing a 83.4% increase from RMB492.8 million for the same period of 2022. The significant increase was primarily attributable to the continued growth of subscribing members, driven by our content enhancements and improved user experience.

Vocational training revenue was RMB251.5 million for the six months ended June 30, 2023, representing a 193.6% increase from RMB85.7 million for the same period of 2022. The significant increase was primarily attributable to our further enriched online course offerings and the revenue contributions from the acquired businesses in the period.

Other revenues were RMB78.2 million for the six months ended June 30, 2023, compared with RMB78.6 million for the same period of 2022.

COST OF REVENUES

Cost of revenues increased by 14.2% to RMB964.1 million for the six months ended June 30, 2023 from RMB844.1 million for the same period of 2022. The increase was primarily due to an increase in content and operating costs as we continued to enhance our content attractiveness, as well as an increase in payment processing costs driven by our revenue growth, and was partially offset by the decrease in cloud services and bandwidth costs.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2023 and 2022, respectively.

	For the Six Months Ended June 30,			
	2023		2022	
	RMB	**%**	RMB	%
	(Unaudited)		(Unaudited)	
	(in thousands, except percentages)			
Cost of revenues				
Content and operational costs	**532,951**	**26.1**	408,593	25.9
Cloud service and bandwidth costs	**133,950**	**6.6**	203,447	12.9
Staff costs	**123,978**	**6.1**	110,042	7.0
Payment processing costs	**104,293**	**5.1**	54,447	3.4
Others	**68,960**	**3.4**	67,569	4.2
Total	**964,132**	**47.3**	844,098	53.4

MANAGEMENT DISCUSSION AND ANALYSIS

GROSS PROFIT AND MARGIN

Gross profit increased by 46.1% to RMB1.1 billion for the six months ended June 30, 2023 from RMB735.1 million for the same period of 2022. Gross margin expanded to 52.7% for the six months ended June 30, 2023 from 46.6% for the same period of 2022, primarily attributable to our enhanced monetization efforts and the improvement of cloud services and bandwidth utilization efficiency.

OPERATING EXPENSES

Total operating expenses were RMB1.6 billion for the six months ended June 30, 2023, representing a 12.2% decrease from RMB1.8 billion for the same period of 2022.

Selling and marketing expenses decreased by 5.1% to RMB986.2 million for the six months ended June 30, 2023 from RMB1.0 billion for the same period of 2022. The decrease was primarily attributable to more disciplined promotional spending and decrease in salaries and welfare expenses in the first half of 2023.

Research and development expenses increased by 7.5% to RMB419.2 million for the six months ended June 30, 2023 from RMB390.1 million for the same period of 2022. The increase was primarily attributable to our increased spending on technology innovation.

General and administrative expenses decreased by 48.7% to RMB212.9 million for the six months ended June 30, 2023 from RMB414.9 million for the same period of 2022. The decrease was primarily due to lower share-based compensation expenses recognized and the decrease in professional service fees.

LOSS FROM OPERATIONS

Loss from operations decreased by 50.9% to RMB544.0 million for the six months ended June 30, 2023 from RMB1.1 billion for the same period of 2022.

ADJUSTED LOSS FROM OPERATIONS (NON-GAAP)

Adjusted loss from operations (non-GAAP) decreased by 47.8% to RMB426.7 million for the six months ended June 30, 2023 from RMB817.5 million for the same period of 2022.

NET LOSS

Net loss decreased by 58.4% to RMB458.0 million for the six months ended June 30, 2023 from RMB1.1 billion for the same period of 2022.

ADJUSTED NET LOSS (NON-GAAP)

Adjusted net loss (non-GAAP) decreased by 57.8% to RMB342.5 million for the six months ended June 30, 2023 from RMB811.2 million for the same period of 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

During the six months ended June 30, 2023, we have financed our operations primarily through our existing cash and capital resources. We had cash and cash equivalents, term deposits, and short-term investments of RMB6.3 billion and RMB6.2 billion as of December 31, 2022 and June 30, 2023, respectively. The net cash used in operating activities was narrowed to RMB58.3 million during the Reporting Period.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2023	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net cash used in operating activities	**(58,341)**	(515,109)
Net cash (used in)/provided by investing activities	**(390,396)**	805,756
Net cash (used in)/provided by financing activities	**(102,868)**	6,989
Effects of exchange rate changes on cash, cash equivalents and restricted cash	**59,377**	76,199
Net (decrease)/increase in cash, cash equivalents and restricted cash	**(492,228)**	373,835
Cash and cash equivalents at the beginning of the period	**4,525,852**	2,157,161
Cash, cash equivalents and restricted cash at the end of the period	**4,033,624**	2,530,996

SIGNIFICANT INVESTMENTS

We did not make or hold any significant investments during the six months ended June 30, 2023.

MATERIAL ACQUISITIONS AND DISPOSALS

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures during the six months ended June 30, 2023.

PLEDGE OF ASSETS

As of June 30, 2023, no property, plant and equipment of ours was pledged.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

We did not have detailed future plans for significant investments or capital assets as of June 30, 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

GEARING RATIO

As of June 30, 2023, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was zero.

FOREIGN EXCHANGE RISK

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our Shares and American depositary shares (the "**ADSs**") will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

CONTINGENT LIABILITIES

As of June 30, 2023, we did not have any material contingent liabilities.

MANAGEMENT DISCUSSION AND ANALYSIS

EMPLOYEES AND REMUNERATION

As of June 30, 2023, we had 2,980 full-time employees. The following table sets forth the total number of our employees by function as of June 30, 2023:

Function	Number of Employees	Percentage
Content and Content-Related Operations	976	32.8%
Research and Development	1,079	36.2%
Sales and Marketing	684	22.9%
General Administration	241	8.1%
Total	2,980	100.0%

We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.

CORPORATE GOVERNANCE

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR Structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR Structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The table below sets out the ownership and voting rights to be held by the WVR Beneficiary as at the Latest Practicable Date:

WVR Beneficiary	Class of Shares	Number of Shares	Percentage of voting rights (other than with respect to Reserved Matters)
Mr. Zhou	Class A Ordinary Shares	18,391,141	3.84%
	Class B Ordinary Shares	18,463,437	38.52%

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-to-one ratio. As of the Latest Practicable Date, assuming all the issued and outstanding Class B Ordinary Shares are converted into Class A Ordinary Shares, the Company will issue 18,463,437 Class A Ordinary Shares to the WVR Beneficiary, representing approximately 6.27% of the total number of issued and outstanding Class A Ordinary Shares.

CORPORATE GOVERNANCE

The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code set forth in Appendix 14 to the Listing Rules and the Company has complied with all the code provisions of the Corporate Governance Code, save for the following:

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yuan Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, during the Reporting Period, the Company has complied with all applicable principles and code provisions of the Corporate Governance Code.

CORPORATE GOVERNANCE

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code for Dealings in Securities by Management (the "**Company's Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company's Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Company's Code during the Reporting Period and up to the Latest Practicable Date.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. During the Reporting Period, the Nominating and Corporate Governance Committee of the Company was split into a Nomination Committee and a Corporate Governance Committee with separate functions and responsibilities under separate charters, with effect from May 24, 2023. Each of these Committees is established with defined written charters. The charters of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises of three independent non-executive Directors, namely Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen. Mr. Hanhui Sam Sun being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Group for the Reporting Period and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the Reporting Period in accordance with International Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*.

CORPORATE GOVERNANCE

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management.

The Compensation Committee comprises one executive Director, namely Mr. Zhou, and two independent non-executive Directors, being Mr. Hanhui Sam Sun and Ms. Hope Ni, with Mr. Hanhui Sam Sun as the chairman of the Compensation Committee.

Nomination Committee

The Nomination Committee had been split from the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code, Rule 8A.27 and Rule 8A.28 of the Listing Rules with effect from May 24, 2023.

The primary duties of the Nomination Committee were, among other things, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and review the structure, size and composition of the Board as a whole and to recommend if necessary.

The Nomination Committee comprises one executive Director and three independent non-executive Directors, being Mr. Zhou, Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen, with Ms. Hope Ni being the chairperson of the Nomination Committee.

Corporate Governance Committee

The Corporate Governance Committee had been split from the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 8A.30 of the Listing Rules with effect from May 24, 2023.

The primary duties of the Corporate Governance Committee were, among other things, to develop and recommend to the Board a set of corporate governance guidelines, in respect of its corporate governance functions, and to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company, and to oversee the environmental, social and governance matters relevant to the Company.

The Corporate Governance Committee comprises three independent non-executive Directors, being Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen, with Mr. Derek Chen being the chairman of the Corporate Governance Committee.

CORPORATE GOVERNANCE

The following is a summary of work performed by the Corporate Governance Committee during the Reporting Period and up to the Latest Practicable Date:

• Reviewed the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements.

• Reviewed the Company's compliance with the CG Code and the deviation from code provision C.2.1 of the CG Code, the Company's disclosure in the Corporate Governance Report and the Company's disclosure for compliance with Chapter 8A of the Listing Rules.

• Reviewed the remuneration, the terms of engagement of the Company's compliance advisor.

• Reviewed the arrangements for the training and continuous professional development of Directors and senior management (in particular, Chapter 8A of the Listing Rules and knowledge in relation to risks relating to the weighted voting rights structure).

• Reviewed matters covered in Rule 8A.30 of the Listing Rules.

• Sought to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of June 30, 2023, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of Interest	Number of Shares	Approximate % of interest in each class of Shares[6]	Long position/ Short position
Mr. Zhou	Interest in controlled corporations/ founder of a discretionary trust/beneficiary of a trust	18,163,113 Class A Ordinary Shares[1]	6.09%	Long Position
	Interest in controlled corporations/ founder of a discretionary trust/beneficiary of a trust	18,691,465 Class B Ordinary Shares[1]	100%	Long Position
Mr. Dahai Li	Interest in controlled corporations	2,779,240 Class A Ordinary Shares[2]	0.93%	Long Position
	Beneficial interest	99,450 Class A Ordinary Shares[3]	0.03%	Long Position
Mr. Henry Dachuan Sha	Beneficial interest	1,402,894 Class A Ordinary Shares[5]	0.47%	Long Position
Ms. Hope Ni	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.003%	Long Position
Mr. Hanhui Sam Sun	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.003%	Long Position
Mr. Derek Chen	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.003%	Long Position

OTHER INFORMATION

Notes:

(1)   These Shares are held by MO Holding Ltd. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou. Mr. Zhou is therefore deemed to be interested the Shares held by MO Holding Ltd.

(2)   Including 1,673,042 Shares held by Ocean Alpha Investment Limited and 1,106,198 Shares held by SEA & SANDRA Global Limited. The entire interest in Ocean Alpha Investment Limited is held by a trust that was established by Mr. Dahai Li for the benefit of him and his family. SEA & SANDRA Global Limited is wholly-owned by Mr. Li. Mr. Li is therefore deemed to be interested in the Shares held by Ocean Alpha Investment Limited and SEA & SANDRA Global Limited.

(3)   These Shares represent the ADSs held by Mr. Dahai Li.

(4)   Represents the Director's entitlement to receive 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) pursuant to his/her director agreement with the Company.

(5)   Represents 1,402,894 restricted share units (the underlying Shares of which are Class A Ordinary Shares) granted under the 2022 Plan.

(6)   The calculation is based on the total number of 298,285,018 Class A Ordinary Shares and 18,691,465 Class B Ordinary Shares in issue as of June 30, 2023.

Save as disclosed above, to the best knowledge, information and belief of the Company, as of June 30, 2023, none of the Directors or chief executives of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of June 30, 2023, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Nature of Interest	Number of Shares	Approximate % of interest in each class of Shares[6]	Long position/ Short position
Class A Ordinary Shares				
Dandelion Investment Limited[1]	Beneficial interest	20,457,894	6.86%	Long Position
Image Frame Investment (HK) Limited[1]	Beneficial interest	10,617,666	3.56%	Long Position
Sogou Technology Hong Kong Limited[1]	Beneficial interest	6,991,039	2.34%	Long Position
Tencent[1]	Interest in controlled corporations	38,066,599	12.76%	Long Position
Cosmic Blue Investments Limited[2]	Beneficial interest	19,975,733	6.70%	Long Position
Innovation Works Development Fund. L.P.[3]	Beneficial interest	13,546,835	4.54%	Long Position
Innovation Works Holdings Limited[3]	Beneficial interest	4,425,715	1.48%	Long Position
Qiming Venture Partners III, L.P.[4]	Beneficial interest	13,874,525	4.65%	Long Position
Qiming Venture Partners Ill Annex Fund, L.P.[4]	Beneficial interest	3,376,577	1.13%	Long Position
Qiming Managing Directors Fund III. L.P.[4]	Beneficial interest	436,025	0.15%	Long Position
Qiming Corporate GP III, Ltd.[4]	Interest in controlled corporations	17,687,127	5.93%	Long Position
MO Holding Ltd[5]	Beneficial interest	18,163,113	6.09%	Long Position
AI Knowledge LLC	Beneficial interest	15,751,578	5.28%	Long position
Class B Ordinary Shares				
MO Holding Ltd[5]	Beneficial interest	18,691,465	100%	Long Position

OTHER INFORMATION

Notes:

(1) Dandelion Investment Limited, a company incorporated in the British Virgin Islands, Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, and Sogou Technology Hong Kong Limited, a company incorporated in Hong Kong, are subsidiaries of Tencent (HKEX: 700).

(2) Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Kuaishou Technology (HKEX: 1024).

(3) Innovation Works Development Fund, L.P., a fund organized under the laws of the Cayman Islands. The general partner of Innovation Works Development Fund, L.P. is Innovation Works Development Fund GP, L.P., whose general partner is Innovation Works Development Fund GP, LLC. Innovation Works Development Fund GP, LLC is beneficially owned by Peter Liu and Kai-Fu Lee. Innovation Works Holdings Limited, a company incorporated in the British Virgin Islands, is wholly owned by Kai-Fu Lee.

(4) Qiming Venture Partners III, L.P., Qiming Managing Directors Fund III, L.P., and Qiming Venture Partners III Annex Fund, L.P. are exempted limited partnerships organized under the laws of the Cayman Islands and are beneficially owned by Qiming Corporate GP III, Ltd., an exempted company incorporated in the Cayman Islands.

(5) MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou.

(6) The calculation is based on the total number of 298,285,018 Class A Ordinary Shares and 18,691,465 Class B Ordinary Shares in issue as of June 30, 2023.

Save as disclosed above, to the best knowledge, information and belief of the Company, as of June 30, 2023, no other person (other than the Directors or chief executives of the Company) had an interest or short position in the shares or underlying shares of the Company which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered in the register required to be kept under section 336 of the SFO.

OTHER INFORMATION

SHARE INCENTIVE PLANS

The 2012 Plan

The following is a summary of the principal terms of the 2012 Plan of the Company as approved and adopted by our Board and our Shareholders in June 2012. The 2012 Plan was adopted prior to the Listing, and expired before the amendments on Chapter 17 of the Listing Rules effective on January 1, 2023. No grants were made after the expiration of the 2012 Plan.

Purpose. The purposes of the 2012 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, consultants, and directors of the Group and to promote the success of the Company's business.

Participants. Those eligible to participate in the 2012 Plan include employees and consultants of the Group or any parent company or affiliate of the Company as well as the Directors (the "**Participants**"). The Board or a committee, or any director appointed by the Board to administer it (the "**Administrator**") may, from time to time, select from among all Participants to whom awards in the form of share options (the "**Options**") or a right to purchase restricted Shares (the "**Restricted Shares**") (collectively, the "**Awards**"), will be granted and will determine the nature and amount of each option.

Maximum number of Shares. The maximum aggregate number of Shares under the 2012 Plan which may be issued is 12,320,000 ordinary shares (or 98,560,000 Class A Ordinary Shares after the 1:8 share split we conducted in May 2014; subject to further adjustments).

Exercise price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option shall be such price as is determined by the Administrator and set forth in the option agreement.

Duration. The 2012 Plan commenced in June 2012 and shall continue in effect for a term of 10 years unless sooner terminated under the terms of the 2012 Plan.

Outstanding Awards. As of June 30, 2023, the outstanding Options and Restricted Shares are held by 225 and 358 grantees under the 2012 Plan, respectively. The below table shows the details of movements of Options and the Restricted Shares granted under the 2012 Plan during the Reporting Period. Saved as disclosed in this interim report, none of the grantees is a Director, member of the senior management or connected person of the Company.

OTHER INFORMATION

Type of awards	Grantees[1]	Dates of grant	Vesting period	Outstanding as of January 1, 2023	Granted during the Reporting Period	Number of Awards Cancelled/ Lapsed during the Reporting Period	Exercised/ Vested during the Reporting Period	Outstanding as of June 30, 2023	Exercise price (US$)
Options	225 grantees in aggregate	January 30, 2014 to July 2, 2021	3-4 years	4,416,451	–	511,074	699,902	3,205,475	0.000125-7.51
Restricted shares	358 grantees in aggregate	July 2, 2021 to May 6, 2022	4 years	2,061,072	–	166,850	538,631	1,355,591	0.000125-0.01

Note:

(1)   All the grantees are employees of the Group.

OTHER INFORMATION

The 2022 Plan

The following is a summary of the principal terms of the 2022 Plan of the Company as approved by our Board in March 2022, which complies with Chapter 17 of the Listing Rules.

Purpose. The purpose of the 2022 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Participants. We may grant awards to directors, consultants, and employees of our company.

Scheme limit. The overall limit on the number of Shares which may be issued pursuant to all options or restricted share unit (together, the "**Award**") under the 2022 Plan (the "**Award Pool**") is the sum of (i) a maximum of 13,042,731 Shares which may be issued pursuant to Award in the form of Options (the "**Option Grant Limit**"), and (ii) (A) a maximum of 26,085,463 Shares and (B) such number of Shares equivalent to the unused portion of the scheme limit of the 2012 Plan as at the expiry of such plan, which may be issued pursuant to Award in the form of restricted share units (the "**Restricted Share Unit Grant Limit**"). The numbers of Shares underlying options and restricted share units available for grant under the 2022 Plan were 13,042,731 and 22,284,347 respectively on January 1, 2023, and were 13,042,731 and 18,367,578 respectively on June 30, 2023.

Maximum entitlement of a grantee. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2022 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant.

Price. The plan administrator determines the exercise price for each option and the purchase price for each restricted share unit, which is stated in the relevant award agreement. The exercise price shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

Duration. Unless terminated earlier, the 2022 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Outstanding Award. As of June 30, 2023, the outstanding Restricted Shares are held by 402 grantees under the 2022 Plan. The below table shows the details of movements of the Award granted under the 2022 Plan from December 31, 2022 to June 30, 2023.

OTHER INFORMATION

Type of awards	Grantees	Dates of grant	Vesting period	Purchase price	Outstanding as of January 1, 2023	Granted during the Reporting Period	Number of Awards Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as of June 30, 2023	Closing price of Class A Ordinary Shares immediately before the dates of grant	Weighted average closing price of the Class A Ordinary Shares immediately before the dates of vest	Fair value of awards at the dates of grant (US$ in thousands)[1]
Restricted shares	Mr. Henry Dachuan Sha[2]	January 10, 2023	12 months to 48 months	US$0.01	–	1,402,894	–	–	–	1,402,894	US$3.52 per share	–	5,008
Restricted shares	Employees[3]	July 8, 2022 to December 1, 2022	0 to 48 months	US$0.01	7,298,187	–	548,700	–	450,150	6,299,337	US$2.06-US$3.38 per share	US$2.56 per share	17,532
		January 10, 2023	0 to 48 months	US$0.01	–	2,191,600	17,075	–	739,925	1,434,600	US$3.52 per share	US$3.52 per share	7,824
		April 28, 2023	0 to 48 months	US$0.01	–	1,544,000	3,200	–	31,650	1,509,150	US$2.14 per share	US$2.20 per share	3,381
		July 5, 2023	0 to 48 months	US$0.01	–	2,207,433	–	–	–	–	US$2.38 per share	–	5,011

Notes:

(1) The fair values of the awards were calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements and by reference to the market price of the Company's Shares at the respective grant date. Please see Notes 2 and 15 to the interim financial information for details on the fair value, accounting standard and policy adopted for the calculation of the fair value.

(2) The awards granted to Mr. Henry Dachuan Sha, our executive Director, will be satisfied by Class A Ordinary Shares purchased by Kastle Limited as the trustee (the "**Trustee**") on the open market.

(3) To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, none of these grantees is (i) a Director, nor a chief executive, or a substantial Shareholder, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted exceeding 0.1% of the total issued Shares in any 12-month period up to and including the grant date.

As permitted under the 2022 Plan, the awards to such employees have a mixed vesting schedule with a total vesting period over 12 months with certain awards to be vested within 12 months of the grant date.

(4) The closing price of ADSs traded on the New York Stock Exchange on January 10, 2023, April 28, 2023 and July 5, 2023 (United States time) was US$1.79 per ADS, US$1.10 per ADS and US$1.14 per ADS, respectively (equivalent to US$3.58 per Class A Ordinary Share, US$2.20 per Class A Ordinary Share and US$2.28 per Class A Ordinary Share, respectively). The closing price of Class A Ordinary Shares on January 10, 2023, April 28, 2023 and July 5, 2023 (Hong Kong time) was HK$26.550 per share, HK$17.060 per share and HK$18.620 per share. The number of Class A Ordinary Shares available for future grant of restricted share units under the 2022 Plan as of January 10, 2023, April 28, 2023 and July 5, 2023, after the grants on such dates, was 18,689,853, 17,879,478 and 16,160,145 shares, respectively. The number of Class A Ordinary Shares available for future grant of options under the 2022 Plan as of January 10, 2023, April 28, 2023 and July 5, 2023, after the grants on such dates, was 13,042,731. There are no arrangements for the Company or any of its subsidiaries to provide financial assistance to any grantee to facilitate the purchase of Shares in relation to such awards.

The vesting of the awards to the grantees is subject to the achievement of performance targets. The Company has in place a standardize performance appraisal system to comprehensively evaluate the performance and the contribution of the grantees based on a matrix of indicators that vary according to the roles and responsibilities of the grantees. In the event of a non-satisfactory rating in the annual performance review, that is, below tier "A", the portion of awards to become vested in such year to the grantee shall be void and forfeited.

OTHER INFORMATION

> Pursuant to the terms of the 2022 Plan and the award agreement, if a grantee's termination of service is by reason of cause set out in the 2022 Plan or of misconduct events listed in the award agreement, the grantee's right to the awards shall terminate concurrently with the termination of employment and all unvested awards shall immediately become void. In the event of termination of employment however occasioned, the grantee's right to unvested awards shall terminate and such awards shall be forfeited.

Pursuant to the terms of the 2022 Plan, any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, or Shares purchased on the open market. Shares will be purchased on the open market at the cost of the Company and will be held by the Trustee on trust for participants under the 2022 Plan before vesting.

The numbers of Shares that may be issued in respect of the Award granted under the 2022 plan during the Reporting Period divided by the weighted average number of Class A Ordinary Shares in issue for the Reporting Period is 1.24%.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, the Company repurchased approximately 12,984,979 of ADSs representing a total of 6,492,489 Class A Ordinary Shares (the "**Repurchased Shares**") of the Company on the New York Stock Exchange at an aggregate consideration of US$14,121,534. Particulars of the Repurchased Shares are as follows:

Month of Repurchase	No. and Method of Repurchased Shares	Price Paid per Share		Aggregate Consideration
		Highest	Lowest	
March 2023	420,719 on the New York Stock Exchange	US$2.54	US$2.46	US$1,057,356
April 2023	1,399,731 on the New York Stock Exchange	US$2.40	US$2.08	US$3,196,731
May 2023	1,688,242 on the New York Stock Exchange	US$2.28	US$1.92	US$3,482,970
June 2023	2,983,797 on the New York Stock Exchange	US$2.24	US$1.98	US$6,384,477

During the Reporting Period, the number of Class A Ordinary Shares in issue was reduced by 4,225,791 shares as a result of the cancellation of the Repurchased Shares on January 20, 2023 and June 9, 2023. Upon cancellation of the Repurchased Shares, Mr. Yuan Zhou, the WVR Beneficiary of the Company simultaneously reduced his Shares carrying WVR in the Company proportionately by way of converting his 249,187 Class B Ordinary Shares into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules on January 20, 2023 and June 9, 2023, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange during the Reporting Period.

OTHER INFORMATION

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

For the Reporting Period, changes in the information of Directors and senior management of the Company are set out as below:

On March 7, 2023, Mr. Dingjia Chen resigned as a non-executive Director. On March 7, 2023, Mr. Bing Yu was appointed as a non-executive Director.

On May 24, 2023, the Board resolved to split the Nominating and Corporate Governance Committee into a Nomination Committee and a Corporate Governance Committee. The Nomination Committee comprises Mr. Yuan Zhou, Ms. Hope Ni, Mr. Hanhui Sam Sun, and Mr. Derek Chen, with Ms. Hope Ni appointed as the chairperson of the Nomination Committee. The Corporate Governance Committee comprises Ms. Hope Ni, Mr. Hanhui Sam Sun and Mr. Derek Chen, with Mr. Derek Chen appointed as the chairperson of the Corporate Governance Committee.

On June 28, 2023, Mr. Hanhui Sam Sun has been appointed as an independent non-executive director of YSB Inc., a company listed on the Stock Exchange (HKEX: 9885).

Save as disclosed in this interim report, as of the Latest Practicable Date, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

INTERIM DIVIDEND

The Board does not recommend the distribution of an interim dividend for the Reporting Period.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period.

EVENTS AFTER JUNE 30, 2023

Save as disclosed in this interim report, there was no significant event that might affect the Group after June 30, 2023, and up to the Latest Practicable Date.

APPROVAL OF INTERIM REPORT

The interim report and the unaudited interim condensed consolidated results of the Group for the Reporting Period were approved and authorized for issue by the Board on August 23, 2023.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of Zhihu Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 33 to 92, which comprises the unaudited condensed interim consolidated balance sheets of Zhihu Inc. (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2023 and the unaudited condensed interim consolidated statements of operations and comprehensive loss, the unaudited condensed interim consolidated statements of changes in shareholders' equity and the unaudited condensed interim consolidated statements of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, August 23, 2023

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2023 RMB	As of December 31, 2022 RMB
ASSETS			
Current assets:			
Cash and cash equivalents	2(f)	4,033,624	4,525,852
Term deposits	2(g)	1,068,551	948,390
Short-term investments	6	1,056,376	787,259
Trade receivables	4	751,276	834,251
Amounts due from related parties	20	9,833	24,798
Prepayments and other current assets	5	239,671	199,249
Total current assets		7,159,331	7,319,799
Non-current assets:			
Property and equipment, net	7	9,410	7,290
Intangible assets, net	8	131,688	80,237
Goodwill	9	191,077	126,344
Long-term investments		30,000	–
Right-of-use assets	10	82,138	100,119
Other non-current assets		29,946	22,450
Total non-current assets		474,259	336,440
Total assets		7,633,590	7,656,239
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB512,496 and RMB591,806 as of December 31, 2022 and June 30 2023, respectively)			
Accounts payable and accrued liabilities	11	1,136,723	916,112
Salary and welfare payables		239,535	283,546
Taxes payable		29,028	25,975
Contract liabilities	13	378,279	355,626
Amounts due to related parties	20	16,580	24,861
Short-term lease liabilities	10	61,024	53,190
Other current liabilities	12	229,399	165,531
Total current liabilities		2,090,568	1,824,841

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2023 RMB	As of December 31, 2022 RMB
Non-current liabilities			
Long-term lease liabilities	10	**19,759**	43,367
Deferred tax liabilities		**24,711**	11,630
Other non-current liabilities	9	**153,084**	82,133
Total non-current liabilities		**197,554**	137,130
Total liabilities		**2,288,122**	1,961,971
Commitments and contingencies	18		
Shareholders' equity:			
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of December 31, 2022 and June 30, 2023 respectively; 297,419,878 and 295,222,700 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	14	**233**	234
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2022 and June 30, 2023 respectively; 18,940,652 and 18,691,465 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	14	**15**	15
Treasury stock	17	**(69,796)**	(33,814)
Additional paid-in capital		**13,635,469**	13,615,042
Accumulated other comprehensive income/(loss)		**28,628**	(65,808)
Accumulated deficit		**(8,323,169)**	(7,861,973)
Total Zhihu Inc.'s shareholders' equity		**5,271,380**	5,653,696
Noncontrolling interests		**74,088**	40,572
Total shareholders' equity		**5,345,468**	5,694,268
Total liabilities and shareholders' equity		**7,633,590**	7,656,239

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30,	
		2023 **RMB**	2022 RMB
Revenues (including transactions with related parties of RMB30,334 and RMB22,850 for the six months ended June 30, 2022 and 2023, respectively)	21	**2,038,429**	1,579,243
Cost of revenues (including transactions with related parties of RMB87,399 and RMB18,588 for the six months ended June 30, 2022 and 2023, respectively)	2(l)	**(964,132)**	(844,098)
Gross profit		**1,074,297**	735,145
Operating expenses:			
Selling and marketing expenses (including transactions with related parties of RMB36,050 and RMB1,566 for the six months ended June 30, 2022 and 2023, respectively)	2(m)	**(986,158)**	(1,038,960)
Research and development expenses	2(o)	**(419,205)**	(390,107)
General and administrative expenses	2(n)	**(212,898)**	(414,922)
Total operating expenses		**(1,618,261)**	(1,843,989)
Loss from operations		**(543,964)**	(1,108,844)
Other income/(expenses):			
Investment income		**17,799**	41,320
Interest income		**79,480**	19,835
Fair value change of financial instruments		**(12,598)**	(92,744)
Exchange gains		**1,427**	44,971
Others, net		**6,977**	2,931
Loss before income tax		**(450,879)**	(1,092,531)
Income tax expense		**(7,159)**	(8,773)
Net loss		**(458,038)**	(1,101,304)
Net income attributable to noncontrolling interests		**(3,158)**	–
Net loss attributable to Zhihu Inc.'s shareholders		**(461,196)**	(1,101,304)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30, 2023 RMB	2022 RMB
Net loss		**(458,038)**	(1,101,304)
Other comprehensive income:			
Foreign currency translation adjustments		**94,436**	160,977
Total other comprehensive income		**94,436**	160,977
Total comprehensive loss		**(363,602)**	(940,327)
Net income attributable to noncontrolling interests		**(3,158)**	–
Comprehensive loss attributable to Zhihu Inc.'s shareholders		**(366,760)**	(940,327)
Net loss per share, basic and diluted	16	**(1.52)**	(3.62)
Weighted average number of ordinary shares, basic and diluted	16	**304,052,681**	303,843,801
Share-based compensation expenses included in:			
Cost of revenues	15	**6,546**	8,609
Selling and marketing expenses	15	**15,142**	12,668
Research and development expenses	15	**36,146**	30,064
General and administrative expenses	15	**50,531**	235,163

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

| | Note | Class A ordinary shares | | Class B ordinary shares | | Treasury stock | | Additional paid-in capital | Accumulated other comprehensive (loss)/income | Accumulated deficit | Non-controlling interests | Total shareholders' equity |
		Shares	Amount RMB	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022		288,149,510	234	18,940,652	15	(2,166,087)	(33,814)	13,615,042	(65,808)	(7,861,973)	40,572	5,694,268
Net loss	15	–	–	–	–	–	–	–	–	(461,196)	3,158	(458,038)
Share-based compensation expenses		–	–	–	–	–	–	85,824	–	–	22,541	108,365
Acquisition of a subsidiary		–	–	–	–	–	–	–	–	–	7,817	7,817
Foreign currency translation adjustment		–	–	–	–	–	–	–	94,436	–	–	94,436
Repurchase of shares		–	–	–	–	(6,492,489)	(103,489)	–	–	–	–	(103,489)
Cancellation of shares		(4,225,791)	(3)	–	–	4,225,791	67,507	(70,249)	–	–	–	(2,745)
Exercise of share options and restricted shares		2,433,117	2	–	–	–	–	4,852	–	–	–	4,854
Conversion of ordinary shares		249,187	–	(249,187)	–	–	–	–	–	–	–	–
Balance as of June 30, 2023		286,606,023	233	18,691,465	15	(4,432,785)	(69,796)	13,635,469	28,628	(8,323,169)	74,088	5,345,468

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Note	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Non-controlling interests	Total shareholders' equity
		Shares	Amount RMB	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		277,733,814	226	19,227,592	15	—	—	13,350,347	(339,118)	(6,280,816)	7,495	6,738,149
Net loss		—	—	—	—	—	—	—	—	(1,101,304)	—	(1,101,304)
Share-based compensation expenses	15	—	—	—	—	—	—	278,307	—	—	8,197	286,504
Foreign currency translation adjustment		—	—	—	—	—	—	—	160,977	—	—	160,977
Repurchase of shares		—	—	—	—	(275,550)	(7,065)	—	—	—	—	(7,065)
Proceeds/receivables from employees in relation to share options		—	—	—	—	—	—	8,344	—	—	—	8,344
Exercise of share options and restricted shares		10,877,684	9	—	—	—	—	(9)	—	—	—	—
Balance as of June 30, 2022		288,611,498	235	19,227,592	15	(275,550)	(7,065)	13,636,989	(178,141)	(7,382,120)	15,692	6,085,605

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30,	
		2023	2022
		RMB	RMB
Cash flows from operating activities:			
Net loss		**(458,038)**	(1,101,304)
Depreciation of property and equipment and amortization of intangible assets	7, 8	**11,213**	12,429
Share-based compensation expenses	15	**108,365**	286,504
Accrued investment income of short-term investments		**(16,807)**	(4,644)
Deferred income tax		**(1,669)**	(1,200)
Provision of allowance for expected credit losses		**17,032**	19,326
Gain on disposal of property and equipment		**–**	(90)
Impairment of long-term investments		**–**	7,752
Fair value change of financial instruments		**12,598**	92,744
Changes in operating assets and liabilities:			
Trade receivables		**42,001**	(67,431)
Prepayments and other current assets		**(40,804)**	79,378
Right-of-use assets		**17,981**	3,477
Other non-current assets		**(196)**	–
Accounts payable and accrued liabilities		**267,006**	234,081
Contract liabilities		**(10,385)**	27,359
Amounts due from/to related parties		**6,718**	(20,691)
Taxes payable		**2,942**	(30,719)
Salary and welfare payables		**(45,721)**	(69,076)
Other current liabilities		**45,197**	21,219
Lease liabilities		**(15,774)**	(4,223)
Net cash used in operating activities		**(58,341)**	(515,109)
Cash flows from investing activities:			
Payment for long-term investments		**(30,000)**	–
Purchases of short-term investments		**(3,421,414)**	(6,404,990)
Proceeds of maturities of short-term investments		**3,169,502**	5,984,620
Purchases of term deposits		**(1,074,942)**	(1,739,569)
Proceeds from withdrawal of term deposits		**990,990**	2,977,570
Purchases of property and equipment		**(3,989)**	(294)
Acquisition of subsidiary, net of cash acquired		**(20,538)**	(19,782)
Proceeds from foreign exchange options		**–**	8,078
(Payment for)/proceeds from disposal of property and equipment		**(5)**	123
Net cash (used in)/provided by investing activities		**(390,396)**	805,756

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30,	
		2023	2022
		RMB	RMB
Cash flows from financing activities:			
Proceeds received from employees in relation to share options		**621**	14,054
Payments for repurchase of treasury shares		**(103,489)**	(7,065)
Net cash (used in)/provided by financing activities		**(102,868)**	6,989
Effect of exchange rate changes on cash, cash equivalents and restricted cash		**59,377**	76,199
Net (decrease)/increase in cash, cash equivalents and restricted cash		**(492,228)**	373,835
Cash and cash equivalents at the beginning of the period		**4,525,852**	2,157,161
Cash, cash equivalents and restricted cash at the end of the period		**4,033,624**	2,530,996
Supplemental schedule of non-cash investing and financing activities:			
Unpaid consideration of acquisition in liabilities (including contingent consideration)		**74,709**	–

NOTES TO THE INTERIM FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal activities

Zhihu Inc. (the "Company" or "Zhihu"), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities ("VIEs") (collectively referred to as the "Group") is primarily engaged in the operation of one online content community and monetizes through paid membership services, advertising services, content-commerce solutions services and vocational training in the People's Republic of China (the "PRC" or "China"). In March 2021, the Company completed its initial public offering (the "IPO") on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited.

As of June 30, 2023, the Company's major subsidiaries, VIEs and VIE's subsidiary are as follows:

	Place and year of incorporation/ establishment	Equity interest held	Principal activities
Major Subsidiaries			
Zhihu Technology (HK) Limited	Hong Kong, 2011	100%	Investment holding
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC, 2012	100%	Technology, business support and consulting service
Beijing Zhihu Network Technology Co., Ltd.	PRC, 2018	100%	Information and marketing service
Shanghai Zhishi Technology Co., Ltd.	PRC, 2021	55%	Consulting service
Shanghai Paya Information Technology Co., Ltd.	PRC, 2021	55%	Consulting service
Zhizhe Information Technology Services Chengdu Co., Ltd.	PRC, 2016	100%	Technology, business support in the PRC
Chengdu Zhizhewanjuan Technology Co., Ltd.	PRC, 2017	100%	Information transmission, software and information technology service in the PRC

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(a)   Principal activities (continued)

	Place and year of incorporation/ establishment	Equity interest held	Principal activities
VIEs			
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC, 2011	100%	Internet service
Shanghai Pinzhi Education Technology Co., Ltd.	PRC, 2021	55%	Vocational training
Shanghai Biban Network Technology Co., Ltd.	PRC, 2021	55%	Vocational training
VIE's subsidiary			
Beijing Leimeng Shengtong Cultural Development Co., Ltd.	PRC, 2017	100%	Audio-Visual Permit holder in the PRC

(b)   VIE arrangements between the Company's PRC subsidiaries

Prior to January 1, 2023, the Company, through the Zhizhe Sihai (Beijing) Technology Co., Ltd., Shanghai Zhishi Technology Co., Ltd and Shanghai Paya Information Technology Co., Ltd. ("WFOEs"), had entered into the following contractual arrangements with the Beijing Zhizhe Tianxia Technology Co., Ltd., Shanghai Pinzhi Education Technology Co., Ltd. and Shanghai Biban Network Technology Co., Ltd. ("VIEs") and their shareholders, respectively, that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. These arrangements were effective throughout the six months ended June 30, 2023. Accordingly, WFOEs are considered the primary beneficiary of the VIEs, and the financial results of operations, assets and liabilities of the VIEs were included in the Group's unaudited condensed interim consolidated financial information.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

The following is a summary of the contractual agreements entered into by and among the WFOEs, the VIEs and their shareholders:

(i) *Contracts that give the Company effective control of the VIEs*

Exclusive Share Option Agreement. Pursuant to the exclusive share option agreements among the WFOEs, the VIEs and the VIEs' shareholders, each of the shareholders of the relevant VIE irrevocably granted the relevant WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of his or her equity interests in the relevant VIE, and the purchase price shall be RMB10 or the price permitted by applicable the PRC law. The shareholders of the VIEs undertake that, without the prior written consent of the WFOEs, they will not, among other things, (i) change VIEs' registered capital, (ii) merge VIEs with any other entity, (iii) sell, transfer, mortgage, or dispose of VIEs' assets, or (iv) amend VIEs' articles of association. The exclusive share option agreements will remain effective unless the WFOEs terminate these agreements with written request or other circumstances mentioned therein take place. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date and materiality threshold for the corporate actions that require WFOEs' consent vary.

Shareholders Voting Proxy Agreements. Pursuant to the shareholders voting proxy agreement, each shareholder of the relevant VIE irrevocably authorized the relevant WFOE to act on his or her respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in the VIEs, including but not limited to voting rights, rights of operation and management, and all other rights as shareholders under the articles of association of the VIEs. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, the shareholders pledge 100% of their equity interests in the VIEs to the WFOEs to guarantee the performance by the VIEs and their shareholders of their obligations under the exclusive business cooperation agreement, the exclusive share option agreements and the shareholders voting proxy agreement. In the event of a breach by the VIEs or any shareholder of contractual obligations under the equity interest pledge agreement, the WFOEs, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. The shareholders of the VIEs agree that, without the WFOEs' prior written consent, during the term of the equity interest pledge agreements, they will not dispose of, create, or allow any encumbrance on the pledged equity interests. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1. **ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)**

   (b)   **VIE arrangements between the Company's PRC subsidiaries (continued)**

   (i)   *Contracts that give the Company effective control of the VIEs (continued)*

   Spousal Consent Letters. Spouses of shareholders of the VIEs have each signed a spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of such shareholder be disposed of in accordance with the equity interest pledge agreements, the exclusive share option agreements, the shareholders voting proxy agreements, and the exclusive business cooperation agreements, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his or her spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interests in the VIEs held by the shareholders. In addition, in the event that the signing spouses obtain any equity interests in the VIEs held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

   (ii)   *Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs*

   Exclusive business cooperation agreements. Each VIE has entered into an exclusive business cooperation agreement with the relevant WFOE, pursuant to which the WFOEs provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOEs, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOEs, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs. The agreements amongst the VIEs, the relevant subsidiaries and VIE's shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

(iii) Risks in relation to VIE structure

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Regulation of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People's Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People's Court became effective on January 1, 2020. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately "controlled" by foreign investors. However, it has a catch-all provision under the definition of "foreign investment" that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that the Group's control over the variable interest entities through contractual arrangements will not be deemed as a foreign investment in the future. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group's current corporate structure and business operations.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

(iii) Risks in relation to VIE structure (continued)

If the Group are found in violation of any PRC laws or regulations or if the contractual arrangements among WFOEs, VIEs and their nominee shareholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

- revoke the agreements constituting the contractual arrangements;

- revoke the Group's business and operating licenses;

- require the Group to discontinue or restrict operations;

- restrict the Group's right to collect revenue;

- restrict or prohibit the Group's use of the proceeds from the public offering to fund the Group's business and operations in China;

- shut down all or part of the Group's websites or services;

- levy fines on the Group or confiscate the proceeds that they deem to have been obtained through non-compliant operations;

- require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group's businesses, staff, and assets;

- impose additional conditions or requirements with which the Group may not be able to comply; or

- take other regulatory or enforcement actions that could be harmful to the Group's business.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

(iii) *Risks in relation to VIE structure (continued)*

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIEs (through their equity interests in their subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the VIEs and their subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote. The Group's operations depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

(iii)   *Risks in relation to VIE structure (continued)*

The following unaudited condensed interim consolidated financial information of the Group's VIEs and their subsidiaries as of December 31, 2022 and June 30, 2023 was included in the accompanying unaudited condensed interim consolidated financial information of the Group as follows (in thousands):

	As of June 30, 2023 *RMB*	As of December 31, 2022 *RMB*
ASSETS		
Current assets:		
Cash and cash equivalents	339,009	250,759
Short-term investments	138,437	38,500
Trade receivables	110,942	121,796
Amounts due from related parties	6,969	22,013
Amounts due from Group companies	11,275	8,671
Prepayments and other current assets	84,297	68,491
Non-current assets:		
Property and equipment, net	946	813
Intangible assets, net	117,391	66,124
Goodwill	168,246	103,514
Right-of-use assets	7,765	4,772
Other non-current assets	16,565	8,943
Total assets	1,001,842	694,396
Current liabilities		
Accounts payable and accrued liabilities	195,216	187,595
Salary and welfare payables	9,404	10,132
Taxes payable	8,673	3,925
Contract liabilities	277,969	269,425
Amounts due to related parties	4,258	16,000
Amounts due to Group companies(a)	291,871	145,247
Short-term lease liabilities	3,325	2,428
Other current liabilities	92,961	22,991
Non-current liabilities		
Long-term lease liabilities	3,557	2,525
Deferred tax liabilities	21,846	8,555
Other non-current liabilities	93,808	30,373
Total liabilities	1,002,888	699,196

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

(iii)   Risks in relation to VIE structure (continued)

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
Third-party revenues	**1,178,996**	618,315
Inter-company cost[a]	**(487,891)**	(237,406)
Third-party cost	**(426,604)**	(262,335)
Gross Profit	**264,501**	118,574
Operating expenses	**(287,503)**	(125,370)
Other (loss)/income	**(815)**	8,577
(Loss)/income before income tax	**(23,817)**	1,781
Income tax expense	**(2,582)**	(3,508)
Net loss	**(26,399)**	(1,727)
Net loss attributable to non-controlling interests shareholders	**743**	–
Net loss attributable to the Company	**(25,656)**	(1,727)

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

(iii)   Risks in relation to VIE structure (continued)

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
Purchases of goods and services from Group Companies[a]	(377,010)	(117,500)
Operating activities with external parties	585,619	306,500
Net cash provided by operating activities	**208,609**	189,000
Purchases of short-term investments	(160,000)	(1,295,490)
Proceeds of maturities of short-term investments	61,490	1,122,120
Other investing activities with external parties	(21,849)	–
Net cash used in investing activities	**(120,359)**	(173,370)
Net increase in cash and cash equivalents	**88,250**	15,630
Cash and cash equivalents at beginning of the period	**250,759**	59,313
Cash and cash equivalents at end of the period	**339,009**	74,943

(a)   VIEs have incurred RMB231.5 million and RMB467.4 million in fees related to services provided by the WFOEs and WFOEs concurrently recognized the same amounts as revenues for the six months ended June 30, 2022 and 2023, respectively. For the six months ended June 30, 2022 and 2023, the total amount of such service fees that VIEs paid to the relevant WFOE under the relevant agreements was RMB117.5 million and RMB370.5 million, respectively. Unsettled balance of such transactions was RMB54.6 million and RMB179.6 million as of December 31, 2022 and June 30, 2023, respectively

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs and their subsidiaries. Therefore, the Company considers that there are no assets in the VIEs and their subsidiaries that can be used only to settle obligations of the VIEs and their subsidiaries, except for the registered capital of the VIEs and their subsidiaries amounting to approximately RMB22.9 million and RMB23.9 million as of December 31, 2022 and June 30, 2023, respectively. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs and their subsidiaries. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(c)   Liquidity

The Group incurred net losses of RMB1,101.3 million and RMB458.0 million for the six months ended June 30, 2022 and 2023, respectively. Net cash used in operating activities was RMB515.1 million and RMB58.3 million for the six months ended June 30, 2022 and 2023, respectively. Accumulated deficit was RMB7,862.0 million and RMB8,323.2 million as of December 31, 2022 and June 30, 2023. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors' investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. In March 2021, with the completion of its initial public offering on New York Stock Exchange, the Group received net proceeds of RMB4,838.2 million. In April 2021, the underwriters exercised their option to purchase additional ADSs and the Company received net proceeds of RMB15.1 million. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. As of December 31, 2022, and June 30, 2023, the Group had RMB4,525.9 million and RMB4,033.6 million of cash and cash equivalents, RMB948.4 million and RMB1,068.6 million of term deposits and RMB787.3 million and RMB1,056.4 million of short-term investments, respectively. As of December 31, 2022, and June 30, 2023, the Group had RMB5,495.0 million and RMB5,068.8 million of net current assets respectively. Based on the above considerations, the Group believes the cash and cash equivalents, term deposits and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the unaudited condensed interim consolidated financial information. The Group's unaudited condensed interim consolidated financial information has been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed interim consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed interim consolidated financial information has been prepared on the same basis as the audited consolidated financial statements as of December 31, 2022 and for the year ended December 31, 2022. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The unaudited condensed interim consolidated financial information and related disclosures have been prepared with the presumption that users of the unaudited condensed interim consolidated financial information should be read in conjunction with the audited consolidated financial statements as of December 31, 2022 and for the year ended December 31, 2022. The condensed interim consolidated balance sheet at December 31, 2022 has been derived from the audited financial statements at that date for interim reporting purpose and hence it does not include all the information and footnotes required by U.S. GAAP.

(b) Principles of consolidation

The unaudited condensed interim consolidated financial information includes the financial information of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)   Use of estimates

The preparation of the Group's unaudited condensed interim consolidated financial information in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited condensed interim consolidated financial information and accompanying notes. Significant accounting estimates include but are not limited to assessment for the allowance for credit losses on trade receivables and purchase price allocation in relation to acquisitions.

(d)   Functional currency and foreign currency translation

The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is United States dollars ("US$"). The functional currency of the Group's PRC entities is RMB.

In the unaudited condensed interim consolidated financial information, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss)/income in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

- Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

- Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

- Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Fair value measurements (continued)

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, other receivables, amounts due from/to related parties, accounts payable and accrued liabilities, lease liabilities, other current liabilities and other non-current liabilities. As of December 31, 2022 and June 30, 2023, the carrying values of cash and cash equivalents, term deposits, trade receivables, amounts due from/to related parties, other receivables, accounts payable and accrued liabilities and other current liabilities approximate their respective fair values due to their short-term duration.

(f) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(g) Term deposits

Term deposits are the balances placed with the banks with original maturities over three months. The term deposits are unsecured and carry fixed interest per annum for the periods presented.

(h) Short-term investments

Short-term investments mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825 – "Financial Instruments", the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the unaudited condensed interim consolidated statement of operations and comprehensive loss as Investment income in other income/(expense).

NOTES TO THE INTERIM FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)   Current expected credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The Group adopted ASC Topic 326 on January 1, 2019 and several associated ASUs using a modified retrospective approach which did not have a material impact to the Group's consolidated financial statements as of January 1, 2019.

The Group's trade receivables and other receivables included in prepayments and other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group's receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Group's specific facts and circumstances. Changes in these factors in the current expected credit loss model from January 1, 2019 had no significant impact on the interim financial information.

The Group's trade receivables consist primarily of amounts due from advertising agencies and direct advertising customers. The Group recorded RMB19.3 million and RMB17.0 million in expected credit loss expense for the six months ended June 30, 2022 and 2023, respectively. The following table sets out movements of the allowance for expected credit losses on trade receivables, amount due from related parties and other receivables for the six months ended June 30, 2022 and 2023 (in thousands):

	For the Six Months Ended June 30,	
	2023	2022
	RMB	RMB
Beginning balance	**94,988**	60,531
Additional allowance for credit losses, net of recoveries	**17,032**	19,326
Ending balance	**112,020**	79,857

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Derivative instruments

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

The Group has entered into several currency exchange options and forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gain/loss generated from the Group's balances of cash and cash equivalents and term deposits denominated in US dollars. As such instruments do not qualify for hedge accounting treatment, the Group records the changes in fair value of the derivatives in Fair value change of financial instruments. For the six months ended June 30, 2022 and 2023, RMB78.7 million of fair value loss and nil were recorded in Fair value change of financial instruments, respectively.

(k) Revenue recognition

The Group adopted ASC 606 – "Revenue from Contracts with Customers" for all years presented. According to ASC 606, revenue is recognized as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

- provides all of the benefits received and consumed simultaneously by the customer;

- creates and enhances an asset that the customer controls as the Group performs; or

- does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Revenue recognition (continued)

When either party to a contract has performed, the Group presents the contract in the balance sheet as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to customer. Contract assets as of June 30, 2023 were not material.

Trade receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Paid membership services

The Group generates revenue through paid membership services on its community where users pay a membership fee to access premium content library for a fixed time period. The Group is determined to be the primary obligor and accordingly, the Group records revenue on a gross basis, and the revenue sharing to the content providers is recorded as cost of revenues.

The Group offers a membership service which provides subscription members' access rights to premium content. Membership periods range from one month to twelve months. Membership service represents a stand ready obligation to provide the paid content service and the customer simultaneously receives and consumes the benefits as the Group provide such services throughout the membership period. The receipt of membership fees is initially recorded as contract liabilities and revenue is recognized ratably over the membership period as services are rendered.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)   Revenue recognition (continued)

Paid membership services (continued)

Users who are undecided about or otherwise do not need paid memberships can pay retail prices to access the premium content. This on-demand access option supplements the membership programs as an additional revenue stream and provides flexibility to the users. The Group determined that the retail purchase consists of two performance obligations: the content and the hosted connection for content online playback ("online hosting"). The transaction price is allocated between the two performance obligations based on the relative standalone selling price. The purchased content usually has no expiry period unless otherwise stated. As the Group does not have further obligation after making the content available to the user for content performance obligation, the revenue from content performance obligation is recognized at the time of purchase for pre-recorded content and at the time of completion of live streaming for live streaming content. The online hosting performance obligation is satisfied over the viewing period of the customers. Accordingly, the Group recognizes the revenue over the estimated benefit periods. The revenue derived from the retail purchase is not significant for the six months ended June 30, 2022 and 2023.

The Group also provides discount coupons to its customers for use in purchasing online paid contents, which were not material for the six months ended June 30, 2022 and 2023 and treated as a reduction of revenue upon usage of coupon.

Marketing services

The Group derives its marketing services revenues principally from advertising services and content-commerce solution services.

Advertising revenues are derived principally from advertising contracts with customers where the customers pay to place their advertisements on the Group's community over a particular period of time. Such formats generally include but are not limited to launch screen advertisements, in-app bannered advertisements and feed advertisements. Merchants and brands can choose to compose their advertisements in text, images or videos and decide whether they are display-based or performance-based. Zhihu primarily charge display-based advertisements by cost-per-mille ("CPM") model and cost-per-day ("CPD") model, and primarily charge performance-based advertisements by cost-by-click ("CPC") model and CPM model.

Content-commerce solution services are online marketing solutions that are seamlessly integrated into our regular content operations. The Group provides content-commerce solutions services to expose the designated content to a more targeted audience. Zhihu primarily charges the content-commerce solutions service by CPC model.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Revenue recognition (continued)

The Group recognizes marketing services revenue based on the satisfied performance obligations and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied. When all of the elements within arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period. The primary services and pricing models of marketing services are summarized as below:

CPM model

Under the CPM model, the unit price for each qualified display is fixed and stated in the contract with customers. A qualified display is defined as the appearance of an advertisement or designated content, where it meets the criteria specified in the contract. Given the fees are priced consistently throughout the contract and the unit prices for each qualified display is fixed accordingly, the Group recognizes revenue based on the fixed unit prices and the number of qualified displays upon occurrence of display, provided all revenue recognition criteria have been met.

CPC model

Under the CPC model, there is no fixed price for marketing services stated in the contract with the customer and the unit price for each click is auction-based. The Group charges merchants and brands on a per-click basis, when the users click on the advertisements or the designated content. Given that the unit price is fixed, the Group recognizes revenue based on qualifying clicks and unit price upon the occurrence of a click, provided all revenue recognition criteria have been met.

CPD model

Under the CPD model, a contract is signed to establish a fixed price for the marketing services to be provided over a period of time. Given the customers benefit from the display of advertisement or designated content evenly, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

Sales rebates to certain customers

Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume of each individual customer with reference to their historical results. The sales rebate reduces revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax ("VAT"). The Group believes that there will not be significant changes to its estimates of variable consideration.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Revenue recognition (continued)

Vocational training revenue

The Group offers various types of vocational trainings, which cover practical training courses focusing on acquisition of specific skills, professional qualification exam preparation courses, vocational language exam preparation courses, and other vocational training courses. Our vocational training courses primarily consist of pre-recorded audio-video courses and online training courses. Course fees are generally collected in advance and are initially recorded as contract liability. Revenue is recognized proportionately over the relevant period in which the training courses are delivered.

Other revenues

The Group's other revenues are primarily generated from the sales of our private label products and book series, and other activities. Other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis.

Principal expedients and exemptions

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group's contracts have a duration of one year or less.

The Group recognizes an asset for the incremental costs of obtaining a contract if those costs are expected recoverable. The Group elects to expense certain costs to obtain a contract as incurred when the expected recover period is one year or less.

(l) Cost of revenues

Cost of revenues consist primarily of cloud service and bandwidth costs, staff costs including share-based compensation, content and operational cost, payment processing cost and other direct costs related to the operation of business. These costs are charged to the unaudited condensed interim consolidated statement of operations and comprehensive loss as incurred.

(m) Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)   General and administrative expenses

General and administrative expenses consist of staff costs including share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees and other related expenses.

(o)   Research and development expenses

Research and development expenses mainly consist of staff costs including share-based compensation expenses and rental expenses incurred associated with research and development departments.

For those websites and platforms of applications, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platform. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group's research and development expenses qualifying for capitalization has been immaterial, as a result, all website and software development costs have been expensed in "research and development expenses" as incurred.

(p)   Share-based compensation

Share-based compensation benefits are provided to employees under the 2012 incentive compensation plan (the "2012 incentive plan") and the 2022 incentive plan (the "2022 incentive plan"), collectively the "Zhihu Employee Option Plan" or the "Plan". The Company accounts for share-based compensation benefits granted to employees in accordance with ASC 718 Stock Compensation. Information relating to the plan is set out in Note 15.

Prior to the completion of the IPO, the Company has used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted an equity allocation model to determine the fair value of the underlying ordinary share. After the completion of the IPO, the Company has used share prices as the fair value of the underlying ordinary share. The determination of estimated fair value of share-based compensation on the grant date using binomial option-pricing model is affected by the fair value of the Company's ordinary shares as well as assumptions in relation to a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and expected dividends, if any.

The fair value of options granted under the plan is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted.

The total expense is recognized over the vesting period, over which all the specified vesting conditions are to be satisfied, using a graded vesting method. The Group accounts for forfeitures in the period they occur as a reduction to expense.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Net loss per share

Net loss per share is computed in accordance with ASC 260, "Earnings per Share". The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. The Company's convertible redeemable preferred shares may be considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using as if converted method and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.

(r) Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders' equity as the Company has not yet decided on the ultimate disposition of those shares acquired. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings. Refer to Note 17 for details.

NOTES TO THE INTERIM FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM"). Based on the criteria established by ASC 280 "Segment Reporting", the Group's CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group's CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

The Group's long-lived assets are substantially all located in the PRC and substantially all the Group's revenues are derived from within the PRC, therefore, no geographical segments are presented.

(t) Dividends

Dividends are recognized when declared. No dividends were declared or paid for the six months ended June 30, 2023.

(u) Recently adopted accounting pronouncement

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group adopted ASU 2021-08 effective January 1, 2023. ASU 2021-08 did not have a material impact on disclosures in the Group's unaudited condensed interim consolidated financial information.

NOTES TO THE INTERIM FINANCIAL INFORMATION

3.   CONCENTRATIONS AND RISKS

(a)   Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated by more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 2% in 2021. The depreciation of the RMB against the US$ was approximately 9% and 3.8% in 2022 and the six months ended June 30, 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(b)   Credit and concentration risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, trade receivables, other receivables and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

As of June 30, 2023, substantially all of the Group's cash and cash equivalents, term deposits and short-term investments were held in state-owned or reputable financial institutions in the PRC and reputable international financial institutions outside of the PRC.

Trade receivables are typically unsecured and are generally derived from customers. No one customer represented greater than 10% of the Group's total revenues in the six months of 2023.

There were two customers that account for greater than 10% of the Group's trade receivables as of June 30, 2023.

There were no suppliers which represented more than 10% of the Group's total purchases for the six months ended June 30, 2023, and one supplier accounted for greater than 10% of the Group's accounts payable as of June 30, 2023.

(c)   Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, term deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB3,455.3 million and RMB3,520.2 million as of December 31, 2022 and June 30, 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

NOTES TO THE INTERIM FINANCIAL INFORMATION

4.   TRADE RECEIVABLES

Trade receivables consisted of (in thousands):

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
Trade receivables, gross	861,397	927,132
Provision of allowance for expected credit losses	(110,121)	(92,881)
Trade receivables, net	751,276	834,251

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
0-3 months	479,614	451,360
3-6 months	82,524	143,434
6-12 months	155,677	153,255
Over 1 year	143,582	179,083
Trade receivables, gross	861,397	927,132

NOTES TO THE INTERIM FINANCIAL INFORMATION

5. PREPAYMENTS AND OTHER CURRENT ASSETS

The following is a summary of prepayments and other current assets (in thousands):

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
Deductible input value-added tax	26,329	29,941
Prepayment for promotion and advertising expense and other operation expenses	65,056	59,409
Other receivable related to exercise of employee options	19,259	11,216
Prepaid content cost	38,135	36,884
Interest income receivable	29,516	12,320
Rental and other deposits	30,543	31,181
Inventories	14,184	10,347
Others	16,649	7,951
Total	239,671	199,249

6. SHORT-TERM INVESTMENTS

As of June 30, 2023, the Group's short-term investments consisted of wealth management products and structured deposits, which contain a variable interest rate. To estimate the fair value of short-term investments, the Group refers to the quoted rate of return provided by financial institutions at the end of each year/period using discounted cash flow method. The Group classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

The following is a summary of short-term investments (in thousands):

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
Structured deposits	306,319	380,941
Wealth management products	750,057	406,318
Total	1,056,376	787,259

During the six months ended June 30, 2022 and 2023, the Group recorded investment income related to short-term investments of RMB41.3 million and RMB17.8 million in the unaudited condensed interim consolidated statement of operations and comprehensive loss, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

7.   PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net (in thousands):

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
Electronic equipment	17,395	16,391
Office equipment and furniture	7,671	7,559
Leasehold improvement	17,190	14,021
Total	42,256	37,971
Less: Accumulated depreciation	(32,846)	(30,681)
Net book value	9,410	7,290

Depreciation expense was RMB2.0 million and RMB2.2 million for the six months ended June 30, 2022 and 2023, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

8. **INTANGIBLE ASSETS, NET**

The following is a summary of intangible assets, net (in thousands):

	As of June 30, 2023		
	Gross carrying value **RMB**	**Accumulated amortization** **RMB**	**Net carrying value** **RMB**
Software	**4,401**	**(1,512)**	**2,889**
License	**54,904**	**(54,904)**	**–**
Content	**51,600**	**(14,398)**	**37,202**
Brand name	**91,000**	**(7,692)**	**83,308**
Technology	**10,200**	**(2,198)**	**8,002**
Others	**299**	**(12)**	**287**
Total	**212,404**	**(80,716)**	**131,688**

	As of December 31, 2022		
	Gross carrying value **RMB**	**Accumulated amortization** **RMB**	**Net carrying value** **RMB**
Software	3,192	(1,322)	1,870
License	54,904	(54,904)	–
Content	38,300	(9,903)	28,397
Brand name	48,000	(4,217)	43,783
Technology	7,500	(1,313)	6,187
Others	9	(9)	–
Total	151,905	(71,668)	80,237

Amortization expense was RMB10.4 million and RMB9.0 million for the six months ended June 30, 2022 and 2023, respectively. No impairment charge was recognized for any of the periods presented.

NOTES TO THE INTERIM FINANCIAL INFORMATION

9.   **BUSINESS COMBINATION**

Xi'an Zhifeng Network Technology Co., Ltd., a Chinese company, through its subsidiary (collectively referred to as the "Xi'an Zhifeng"), is a vocational training provider which mainly focuses on Master of Business Administration (the "MBA") examination tutoring courses. In April 2023, the Group acquired 51% of the equity interest in Xi'an Zhifeng at an aggregate purchase price of RMB104.3 million, which was contingent consideration at fair value. Contingent consideration is subject to Xi'an Zhifeng's future operating results and initially and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The 34.0% shares held by the founder is subject to a 4 years' service period. That is, if the founder left the Company within 4 years after the closing of the acquisition, Zhihu has the option to either require redemption of the shares by the founder or to purchase the remaining 34.0% shares held by the founder at nominal consideration. Moreover, Zhihu has the right to acquire the 34% equity interest held by the founder if certain performance targets are met by Xi'an Zhifeng at the price determined based on a pre-agreed formula. In addition, the remaining 11.4% shares are reserved to be awarded to employees of Xi'an Zhifeng in future. As such, the transaction was regarded as if the Group has effectively acquired 96.4% of equity interests at the acquisition date with 34.0% equity interests granted to the founder as share-based compensation for the future service and a put and a call option which are recognized as financial instruments measured at fair value.

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

	RMB
Net assets acquired	1,052
Amortizable intangible assets	
Brand name	43,000
Content	13,300
Technology	2,700
Financial instruments arising from acquisition	1,600
Goodwill	64,733
Deferred tax liabilities	(14,750)
Noncontrolling interests	(7,327)
	104,308

NOTES TO THE INTERIM FINANCIAL INFORMATION

10. LEASES

The Group's leasing activities primarily consist of operating leases for offices. The Group adopted ASC 842 effective January 1, 2018. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Group has applied practical expedient to not recognize short-term leases with lease terms of one year or less on the balance sheet.

As of December 31, 2022, and June 30, 2023, the Group recorded right-of-use assets of approximately RMB100.1 million and RMB82.1 million and lease liabilities of approximately RMB96.6 million and RMB80.8 million, respectively, for operating leases as a leasee.

Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Six Months Ended June 30,	
	2023	2022
	RMB	*RMB*
Cash payments for operating leases	**25,308**	29,655
Right-of-use assets obtained in exchange for operating lease liabilities	**10,159**	21,363

Future lease payments under operating leases as of June 30, 2023 were as follows (in thousands):

	As of June 30, 2023
	RMB
Remainder of 2023	**33,967**
2024	**45,891**
2025	**2,753**
Total future lease payments	**82,611**
Less: imputed interest	**(1,828)**
Total lease liabilities	**80,783**

NOTES TO THE INTERIM FINANCIAL INFORMATION

10. LEASES (CONTINUED)

The weighted-average remaining lease term was 2.01 years and 1.58 years as of December 31, 2022 and June 30, 2023, respectively.

The weighted-average discount rates used to determine the operating lease liability as of December 31, 2022 and June 30, 2023 was 4.75% and 4.75% per annum, respectively.

Operating lease expenses for the six months ended June 30, 2022 and 2023 was RMB27.1 million, and RMB27.5 million, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the six months ended June 30, 2022 and 2023 were RMB0.5 million and RMB1.7 million, respectively.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
0-3 months	902,231	840,404
3-6 months	144,122	48,298
6-12 months	78,375	26,119
Over 1 year	11,995	1,291
Total	1,136,723	916,112

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on billing date and the amounts of accrued liabilities were categorized as 0-3 months.

NOTES TO THE INTERIM FINANCIAL INFORMATION

12. OTHER CURRENT LIABILITIES

The following is a summary of other current liabilities as of December 31, 2022 and June 30, 2023 (in thousands):

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
Deposits payable	22,987	23,455
Accrued VAT tax payable	64,215	42,204
Payable to the users	15,693	28,243
Employee benefits payable	7,219	8,637
Consideration and contingent consideration payables for acquisitions	59,953	43,565
Reimbursement from the depositary bank	57,232	12,376
Others	2,100	7,051
Total	229,399	165,531

13. CONTRACT LIABILITIES

Contract liabilities relate to the payments received for advertising services, paid content services and content-commerce solutions in advance of revenue recognition. The increase in contract liabilities over the year presented was a result of the increase in consideration received from the Group's customer, which was in line with the growth of revenues in advertising service, content-commerce solutions and paid membership service. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the period was RMB213.1 million and RMB296.9 million for the six months ended June 30, 2022 and 2023, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

14. ORDINARY SHARES

The Company was incorporated on May 17, 2011 with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1 each, of which 10 ordinary shares had been issued. Zhihu Holdings Inc. and Innovation Works Holdings Limited, companies organized under the laws of the British Virgin Islands, held 80% and 20% of total equities of the Company, respectively.

After several issuances, share splits and repurchases of certain shares held by investors prior to 2019, the Company had 58,808,070 of ordinary shares issued and outstanding as of December 31, 2018.

In March 2021, the Company completed its initial public offering (the "IPO") on the New York Stock Exchange. Immediately prior to the completion of the IPO, the Company's authorized share capital was changed into US$200,000 divided into 1,600,000,000 shares comprising (i) 1,500,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B ordinary shares of a par value of US$0.000125 each, and (iii) 50,000,000 shares of a par value of US$0.000125 each of such class or classes (however designated) as the board of directors may determine in accordance with the Company's post-offering memorandum and articles of association. Immediately prior to the completion of the IPO, all of the Company's issued and outstanding preferred shares and ordinary shares were converted into, and re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, except that the 19,227,592 shares beneficially owned by Mr. Yuan Zhou continue to be Class B ordinary shares.

During the IPO, the Company sold a total of 55,000,000 ADSs, with two ADSs representing one Class A ordinary share of the Company with par value of US$0.000125 per share. In addition, the Company sold and issued 13,157,892 Class A ordinary shares in the concurrent private placements to certain investors based on the IPO price of US$9.50 per ADS. The Company received a total of approximately US$737.1 million (RMB4,838.2 million) of net proceeds after deducting the underwriter commissions and relevant offering expenses.

In April 2021, the underwriters exercised their option to purchase 259,904 additional ADSs and the Company received a total of approximately US$2.3 million (RMB15.1 million) of net proceeds after deducting the underwriter commissions.

In June 2022, 50,000,000 shares were designated as Class A ordinary shares of a par value of US$0.000125 each. As a result, the Company had 1,600,000,000 authorized shares in total, comprising (i) 1,550,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B ordinary shares of a par value of US$0.000125 each.

NOTES TO THE INTERIM FINANCIAL INFORMATION

15.   SHARE-BASED COMPENSATION

In June 2012, the Company established 2012 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer and other employees of the Company and its affiliates. In June 2022, the maximum number of shares that may be issued under the 2012 incentive compensation plan was 44,021,165 Class A ordinary shares.

In June 2022, the Company established 2022 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer, employees and consultants of the Company and its affiliates. The maximum number of shares that may be issued under the 2022 Incentive Plan is 39,128,194 Class A ordinary shares, an aggregate number of (i) the maximum of 13,042,731 shares which may be issued pursuant to awards in the form of option, and (ii) the maximum of 26,085,463 shares and such number of shares equivalent to the unused portion of the 2012 Incentive Plan as at the expiry of such plan, which may be issued pursuant to awards in the form of restricted shares.

Under the 2012 Incentive Plan, during 2012 and 2013, options or restricted shares granted are subject to both service conditions and the occurrence of an initial public offering ("IPO") as a performance condition, which are measured at the grant date fair value.

After 2013, participants are granted options or restricted shares which only vest if certain service conditions are met. Participation in the 2012 Incentive Plan is at the board of director's discretion, and no individual has a contractual right to participate in the 2012 Incentive Plan or to receive any guaranteed benefits. Options issued under the 2012 Incentive Plan are valid and effective for 10 years from the grant date.

Majority of the share options shall be subject to different vesting schedules of three, three and a half or four years from the vesting commencement date, subject to the participant continuing to be an employee through each vesting date. For vesting schedule of three years, 25% of the granted share options are vested on the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty-six (36) months. For vesting schedule of three and a half years, 25% of the granted share options are vested on the 6-month anniversary of the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty-six (36) months. For vesting schedule of four years, 25% of the granted share options are vested on the first anniversary from the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty-six (36) months or vested in equal yearly installments over the following three years.

Employees' share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) for share options granted with only service conditions, using the graded vesting method, net of actual forfeitures, over the vesting period; or (b) for share options granted with service conditions and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO.

NOTES TO THE INTERIM FINANCIAL INFORMATION

15. SHARE-BASED COMPENSATION (CONTINUED)

Share options activities

The following table presents a summary of the Company's options activity for the six months ended June 30, 2022 and 2023:

	Number of options in thousands	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life
Outstanding as of January 1, 2022	21,184	1.10	6.39
Granted	–		
Exercised	(10,584)	0.37	
Forfeited	(429)	4.43	
Outstanding as of June 30, 2022	10,171	1.71	5.30
Outstanding as of January 1, 2023	6,038	2.68	6.08
Granted	–	–	
Exercised	(1,350)	0.50	
Forfeited	(103)	2.10	
Outstanding as of June 30, 2023	4,585	3.30	6.04
Exercisable as of June 30, 2023	3,346	3.99	5.55

NOTES TO THE INTERIM FINANCIAL INFORMATION

15. SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares activities

The following table presents a summary of the Company's restricted shares activity for the six months ended June 30, 2022 and 2023:

	Number of restricted shares in thousands	Weighted Average Grant Date Fair Value US$
Unvested as of January 1, 2022	1,481	22.22
Granted	12,236	5.33
Vested	(241)	22.84
Forfeited	(588)	14.93
Unvested as of June 30, 2022	12,888	6.50
Unvested as of January 1, 2023	**19,316**	**4.75**
Granted	**5,138**	**3.16**
Vested	**(1,156)**	**5.93**
Forfeited	**(1,468)**	**4.47**
Unvested as of June 30, 2023	**21,830**	**4.32**

As of June 30, 2023, the weighted average remaining contractual life of outstanding restricted shares is 9.08 years.

The total expenses recognized in profit or loss in respect of the share-based compensation under for the Plan were RMB278.3 million and RMB85.8 million for the six months ended June 30, 2022 and 2023, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

16.   NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC260 for the six months ended June 30, 2022 and 2023. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per share.

	For the Six Months Ended June 30,	
	2023	2022
Numerator (RMB in thousands):		
Net loss	**(458,038)**	(1,101,304)
Net income attributable to noncontrolling interests	**(3,158)**	–
Net loss attributable to ordinary shareholders	**(461,196)**	(1,101,304)
Denominator:		
Weighted average number of ordinary shares outstanding, basic	**304,052,681**	303,843,801
Weighted average number of ordinary shares outstanding, diluted	**304,052,681**	303,843,801
Net loss per share, basic (RMB)	**(1.52)**	(3.62)
Net loss per share, diluted (RMB)	**(1.52)**	(3.62)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Six Months Ended June 30,	
	2023	2022
Share options	**4,041,669**	7,309,039

NOTES TO THE INTERIM FINANCIAL INFORMATION

17.   TREASURY STOCK

On June 10, 2022, the Company's annual general meeting approved a share repurchase program of up to US$100 million for the next 12 months. On June 30, 2023, the Company's annual general meeting approved to extend the share repurchase program until June 10, 2024.

As of June 30, 2023, the Company has repurchased a total of 13.0 million Class A ordinary shares on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the program for a total consideration of US$30.8 million. As of June 30, 2023, the number of Class A Ordinary Shares in issue was reduced by 9.1 million shares as a result of the cancellation of the repurchased shares. In addition, as of June 30, 2023, the Company has purchased a total of 0.6 million Class A ordinary shares for a total consideration of US$1.3 million to be utilized upon vesting of restricted shares in future.

18.   COMMITMENTS AND CONTINGENCIES

Commitments

Upon the adoption of ASC 842, future minimum lease payments for operating lease as of June 30, 2023 are disclosed in Note 10.

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2022 and June 30, 2023.

NOTES TO THE INTERIM FINANCIAL INFORMATION

19.   FAIR VALUE MEASUREMENT

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, other receivables, amounts due from/to related parties, accounts payable and accrued liabilities, lease liabilities, other current liabilities and other non-current liabilities.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of June 30, 2023 and December 31, 2022.

| | | Fair value measurement at reporting date using | | |
Items	Fair Value as of June 30, 2023	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
Assets				
Short-term investments	1,056,376	–	1,056,376	–
Liabilities				
Contingent consideration payables for acquisitions (current)	16,388	–	–	16,388
Contingent consideration payables for acquisitions (non-current)	142,136	–	–	142,136

NOTES TO THE INTERIM FINANCIAL INFORMATION

19. FAIR VALUE MEASUREMENT (CONTINUED)

| | | Fair value measurement at reporting date using | | |
Items	Fair Value as of December 31, 2022	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
Assets				
Short-term investments	787,259	–	787,259	–
Liabilities				
Contingent consideration payables for acquisitions (current)	38,940	–	–	38,940
Contingent consideration payables for acquisitions (non-current)	74,618	–	–	74,618

As of June 30, 2023, the Group's short-term investments consisted of wealth management products and structured deposits, the rates of interest under these investments were determined based on quoted rate of return provided by financial institutions at the end of each year/period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

NOTES TO THE INTERIM FINANCIAL INFORMATION

20.   RELATED PARTY TRANSACTIONS

During the years presented, other than disclosed elsewhere, the Group mainly had the following related party transactions:

Names of the major related parties	Nature of relationship
Tencent Holdings Limited and its subsidiaries (the "Tencent Group")	Shareholder of the Company
Kuaishou Technology and its subsidiary (the "Kuaishou Group")	Shareholder of the Company

(a)   Significant transactions with related parties
(All amounts in thousands)

	For the Six Months Ended June 30,	
	2023	2022
	RMB in thousands	
Services purchased from related parties		
Tencent Group[i]	14,083	70,737
Kuaishou Group[ii]	6,071	5,281
Services provided to related parties[iii]		
Tencent Group	19,578	7,217
Kuaishou Group	3,272	8,000

(i)   Service purchased from Tencent Group primarily related to cloud and bandwidth services.

(ii)   Service purchased from Kuaishou Group primarily related to marketing services and cloud and bandwidth services.

(iii)   Service provided to related parties mainly refer to marketing services provided to Tencent Group and Kuaishou Group.

NOTES TO THE INTERIM FINANCIAL INFORMATION

20. RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Balances with related parties
(All amounts in thousands)

	As of June 30, 2023 RMB	As of December 31, 2022 RMB
Amount due from related parties		
Tencent Group	**8,139**	22,616
Kuaishou Group	**1,694**	2,182
Amount due to related parties		
Tencent Group	**6,058**	19,081
Kuaishou Group	**10,522**	5,780

The transactions and balances with related parties are all trade in nature.

NOTES TO THE INTERIM FINANCIAL INFORMATION

21.   SEGMENT INFORMATION

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, products and technology. The Group's operating segments are based on such organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. Key revenues streams are as below (in thousands):

	For the Six Months Ended June 30,	
	2023 **RMB**	2022 RMB
Marketing services	**804,877**	922,155
Paid membership service	**903,867**	492,838
Vocational training	**251,518**	85,671
Others	**78,167**	78,579
Total revenue	**2,038,429**	1,579,243

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group's long-lived assets are substantially all located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

22.   SUBSEQUENT EVENT

The Group evaluated subsequent events through August 23, 2023, there was no subsequent event which had a material impact on the Group.

NOTES TO THE INTERIM FINANCIAL INFORMATION

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Interim Financial Information is prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the Historical Financial Information prepared under U.S. GAAP and IFRS are as follows (in thousands):

Unaudited condensed interim consolidated Statement of Operations and Comprehensive Loss

	Six months ended June 30, 2023			
	Amounts as reported under US GAAP	IFRS adjustments		Amounts as reported under IFRS
		Operating leases (Note (a))	Share-based compensation (Note (b))	
	RMB	RMB	RMB	RMB
Cost of revenues	(964,132)	–	36	(964,096)
Selling and marketing expenses	(986,158)	–	88	(986,070)
Research and development expenses	(419,205)	–	214	(418,991)
General and administrative expenses	(212,898)	2,001	160	(210,737)
Finance cost	–	(2,115)	–	(2,115)
Net loss	(458,038)	(114)	498	(457,654)
Net loss attributable to Zhihu Inc.'s shareholders	(461,196)	(114)	498	(460,812)

NOTES TO THE INTERIM FINANCIAL INFORMATION

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Unaudited condensed interim consolidated Statement of Operations and Comprehensive Loss

	Amounts as reported under US GAAP	Six months ended June 30, 2022		Amounts as reported under IFRS
		IFRS adjustments		
		Operating leases (Note (a))	Share-based compensation (Note (b))	
	RMB	RMB	RMB	RMB
Cost of revenues	(844,098)	–	3,172	(840,926)
Selling and marketing expenses	(1,038,960)	–	404	(1,038,556)
Research and development expenses	(390,107)	–	114	(389,993)
General and administrative expenses	(414,922)	1,911	170	(412,841)
Finance cost	–	(2,913)	–	(2,913)
Net loss	(1,101,304)	(1,002)	3,860	(1,098,446)
Net loss attributable to Zhihu Inc.'s shareholders	(1,101,304)	(1,002)	3,860	(1,098,446)

NOTES TO THE INTERIM FINANCIAL INFORMATION

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Unaudited condensed interim consolidated Balance Sheets

As of June 30, 2023

	Amounts as reported under US GAAP	IFRS adjustments		Classification and measurement of preferred shares (Note (c))	Issuance costs (Note (d))	Amounts as reported under IFRS
		Operating leases (Note (a))	Share-based compensation (Note (b))			
	RMB	RMB	RMB	RMB	RMB	RMB
Right-of-use assets	82,138	(3,483)	–	–	–	78,655
Total assets	7,633,590	(3,483)	–	–	–	7,630,107
Additional paid-in capital	13,635,469	–	(7,487)	14,962,843	99,760	28,690,585
Accumulated other comprehensive income/(loss)	28,628	–	–	497,575	(1,639)	524,564
Accumulated deficit	(8,323,169)	(3,483)	7,487	(15,460,418)	(98,121)	(23,877,704)
Total shareholders' equity	5,345,468	(3,483)	–	–	–	5,341,985

NOTES TO THE INTERIM FINANCIAL INFORMATION

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Unaudited condensed interim consolidated Balance Sheets

As of December 31, 2022

	Amounts as reported under US GAAP	IFRS adjustments				Amounts as reported under IFRS
		Operating leases (Note (a))	Share-based compensation (Note (b))	Classification and measurement of preferred shares (Note (c))	Issuance costs (Note(d))	
	RMB	RMB	RMB	RMB	RMB	RMB
Right-of-use assets	100,119	(3,369)	–	–	–	96,750
Total assets	7,656,239	(3,369)	–	–	–	7,652,870
Additional paid-in capital	13,615,042	–	(6,989)	14,962,843	99,760	28,670,656
Accumulated other comprehensive (loss)/income	(65,808)	–	–	497,575	(1,639)	430,128
Accumulated deficit	(7,861,973)	(3,369)	6,989	(15,460,418)	(98,121)	(23,416,892)
Total shareholders' equity	5,694,268	(3,369)	–	–	–	5,690,899

NOTES TO THE INTERIM FINANCIAL INFORMATION

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(a) Operating leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

Accordingly, the reconciliation includes a decrease in general and administrative expenses of RMB1.9 million and RMB2.0 million and increase in finance cost of RMB2.9 million and RMB2.1 million for each of the six months ended June 30, 2022 and 2023, respectively.

The reconciliation also includes a difference of both right-of-use assets and accumulated deficit of RMB3.4 million and RMB3.5 million as of December 31, 2022 and June 30, 2023, respectively.

(b) Share-based compensation

Under U.S. GAAP, awards with performance targets met during the service period upon such as the fulfillment of a qualified successful IPO is a performance vesting condition. The fair value of such awards should not incorporate the probability of the condition vesting, but rather, recognized only when the performance condition is probable to be achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded upon the completion of the IPO. The Company is allowed to make an accounting policy election to account for awards forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized. The Company elects to account for forfeitures in the period they occur as a deduction to expense.

Under IFRS, when an award is conditional on an IPO occurring with service condition at the same time, but employee service up to the IPO date is not required, the IPO condition is a non-vesting condition which is reflected in the measurement of the fair value of such award. The share-based compensation expenses for such awards should be recognized over the service period. In regard of forfeitures of the awards, IFRS does not allow a similar policy election as U.S. GAAP. Therefore, share-based compensation expenses have to be recognized net of estimated forfeitures.

NOTES TO THE INTERIM FINANCIAL INFORMATION

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(b) Share-based compensation (continued)

For the awards which are conditional on an IPO occurring, the required service period was completed before January 1, 2019. Thus, the corresponding share-based compensation expenses for these awards were recognized in the accumulated deficit as of January 1, 2019 under IFRS. Therefore, the reconciliation includes a decrease in cost of revenues and operating expenses of nil and nil for each of the six months ended June 30, 2022 and 2023, respectively, and a difference of additional paid-in capital and accumulated deficit of RMB5.6 million and RMB5.6 million as of December 31, 2022 and June 30, 2023, respectively.

In relation to the difference of the forfeitures of share options and restricted shares granted under U.S. GAAP and IFRS, the reconciliation includes an decrease in cost of revenues and operating expenses of RMB3.9 million and a decrease in cost of revenues and operating expenses of RMB0.5 million for each of the six months ended June 30, 2022 and 2023, respectively, and a difference of additional paid-in capital and accumulated deficit of RMB1.4 million and RMB1.9 million as of December 31, 2022 and June 30, 2023, respectively.

(c) Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity. The mezzanine equity is initially recognized at the respective fair value at the date of issuance net of issuance costs and subsequently accreted to the redemption value of each series of preferred shares from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Under IFRS, the preferred shares, which are contingently redeemable at the option of the holder, are classified as financial liabilities. The convertible redeemable preferred shares are designated as financial liabilities at fair value through profit or loss, which are initially and subsequently measured at fair value. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability is presented in other comprehensive income/(loss); and the remaining amount of change in the fair value of the liability is presented in profit or loss.

Due to the difference in classification of preferred shares under U.S. GAAP and IFRS, the reconciliation includes the decrease of accretions of nil and nil in the unaudited condensed interim consolidated statement of operations and comprehensive loss for the six months ended June 30, 2022 and 2023, respectively and also increase in additional paid-in capital of RMB506.3 million and RMB506.3 million and decrease in accumulated deficit, for the accretion impact that exhausted the additional paid-in capital, of RMB1,206.8 million and RMB1,206.8 million in the unaudited condensed interim consolidated balance sheet as of December 31, 2022 and June 30, 2023, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

23. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(c) Classification and measurement of preferred shares (continued)

In regard of the classification of financial liability under IFRS, the reconciliation includes the fair value loss of the convertible redeemable preferred shares of nil and nil in profit or loss and the fair value change that is attributable to changes in the credit risk of the convertible redeemable preferred shares of nil and nil in the other comprehensive income/(loss) in the unaudited condensed interim consolidated statement of operations and comprehensive loss for each of the six months ended June 30, 2022 and 2023, respectively.

In addition, the mezzanine equity under U.S. GAAP was translated at historical exchange rates while the financial liability under IFRS was translated at the exchange rates on the balance sheet dates. Thus, the reconciliation includes the currency translation differences of nil and nil in the other comprehensive income/(loss) in the unaudited condensed interim consolidated statement of operations and comprehensive loss for each of the six months ended June 30, 2022 and 2023, respectively.

All the preferred shares of the Company were converted into ordinary shares upon the completion of IPO in March 2021. Consequently, there was no convertible redeemable preferred shares as of June 30, 2023.

Before January 1, 2019, the Company repurchased certain Preferred Shares. Under U.S. GAAP, the difference between the repurchase price and the carrying value of those preferred shares was recorded against additional paid-in capital. Under IFRS, the accounting impact in relation to the repurchasing preferred shares was included in the accumulated deficit.

Accordingly, the reconciliation includes an increase of RMB99.3 million and RMB99.3 million in additional paid-in capital and increase of RMB46.6 million and RMB46.6 million in accumulated deficit as of December 31, 2022 and June 30, 2023, respectively.

NOTES TO THE INTERIM FINANCIAL INFORMATION

23.   RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(d)   Issuance costs

(i)   *Issuance cost in relation to IPO*

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("issuance costs") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRS, only those issuance costs considered directly attributable to the issuance of new shares to investors can be capitalized. Those issuance costs considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

Accordingly, the reconciliation includes an expense recognition difference in the unaudited condensed interim consolidated statement of operations and comprehensive loss nil and nil for each of the six months ended June 30, 2022 and 2023, respectively, in relation to the issuance costs incurred during the initial public offering and listing of the Company's ADSs in the United States in March 2021.

The reconciliation also includes a decrease of prepayments and other current assets of nil million and nil, an increase of additional paid-in capital of RMB27.7 million and RMB27.7 million, and difference in accumulated deficit of RMB27.7 million and RMB27.7 million as of December 31, 2022 and June 30, 2023, respectively.

(ii)   *Issuance cost in relation to issuance of Preferred Shares*

Under U.S. GAAP, each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs.

Under IFRS, directly attributable transaction costs in relation to the issuance of Preferred Shares are expenses as incurred that recognized as finance costs in the unaudited condensed interim consolidated statement of operations and comprehensive loss.

Accordingly, the reconciliation includes an increase of RMB70.4 million and RMB70.4 million in accumulated deficit and an increase of RMB72.0 million and RMB72.0 million in additional paid-in capital as of December 31, 2022 and June 30, 2023, respectively.

DEFINITIONS

"2012 Plan"	the share incentive plan our Company adopted in June 2012
"2022 Plan"	the share incentive plan conditionally approved and adopted by our Company on March 30, 2022
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"China" or "PRC"	the People's Republic of China and for the purposes of this document only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Share(s)"	class B ordinary shares in the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	Zhihu Inc. 知乎 (formerly known as "Zhihu Technology Limited"), a company with limited liability incorporated in the Cayman Islands on May 17, 2011
"Compensation Committee"	the compensation committee of the Board

DEFINITIONS

"Consolidated Affiliated Entity(ies)"	entities we control through the contractual arrangements of the Group
"Corporate Governance Code" or "CG Code"	the Corporate Governance Code set out in Appendix 14 of the Listing Rules
"Corporate Governance Committee"	the corporate governance committee of the Board
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Latest Practicable Date"	August 31, 2023
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

DEFINITIONS

"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules
"Mr. Zhou"	Mr. Yuan Zhou
"Nomination Committee"	the nomination committee of the Board
"NYSE"	New York Stock Exchange
"Prospectus"	the prospectus of the Company dated April 11, 2022
"Reporting Period"	the six months ended June 30, 2023
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the memorandum or Articles of Association, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB"	Renminbi yuan, the lawful currency of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	the 2012 Plan and the 2022 Plan
"Shareholder(s)"	holder(s) of the Share(s)

DEFINITIONS

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights, details of which are set out in the section headed "Share Capital" in the Prospectus
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"%"	percent